SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

18 February 2004

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82- __________

Management report
Research and development pipeline
Risk management
Environmental and social discussion
Financial discussion
Consolidated Financial Statements — Contents list
Corporate governance
Shareholder information
Board of Directors
Executive Management
SIGNATURES

Financial highlights

	1999	2000	2001	2002	2003	Change	2002	2003
Net turnover	DKK million	DKK million	DKK million	DKK million	DKK million	2002-2003	EUR million	EUR million

Diabetes care	11,777	14,578	16,624	17,665	18,723	6%	2,374	2,516
Biopharmaceuticals:
Haemostasis management (NovoSeven®)	1,313	2,270	3,096	3,621	3,875	7%	485	520
Growth hormone therapy	1,721	2,107	2,164	2,131	2,220	4%	287	298
Hormone replacement therapy	1,130	1,306	1,435	1,342	1,331	(1%)	180	178
Other	482	550	457	428	392	(8%)	57	52

Total turnover	16,423	20,811	23,776	25,187	26,541	5%	3,383	3,564

Europe	7,796	9,189	10,605	10,933	11,743	7%	1,470	1,577
North America	2,769	4,114	5,277	5,913	6,359	8%	794	854
Japan & Oceania	3,761	4,697	4,498	4,239	4,210	(1%)	569	565
International Operations	2,097	2,811	3,396	4,102	4,229	3%	550	568

Total turnover	16,423	20,811	23,776	25,187	26,541	5%	3,383	3,564

Price and volume/mix	15%	16%	17%	11%	15%
Currency	5%	11%	(3%)	(5%)	(10%)

Total growth	20%	27%	14%	6%	5%

	1999	2000	2001	2002	2003	Change	2002	2003
Key figures	DKK million	DKK million	DKK million	DKK million	DKK million	2002-2003	EUR million	EUR million

Operating profit (EBIT)	3,527	4,816	5,614	5,979	6,384	7%	804	857
Net financials	(178)	24	416	321	999	211%	42	135
Profit before taxation	3,349	4,840	6,030	6,300	7,383	17%	846	992
Net profit	2,001	3,087	3,865	4,095	4,858	19%	551	653
Shareholders’ funds	15,876	16,981	20,137	22,928	25,224	10%	3,080	3,388
Total assets	23,082	24,920	28,905	31,496	34,394	9%	4,231	4,620
Capital expenditure (net)	1,265	2,141	3,846	4,011	2,312	(42%)	539	309
Free cash flow	1,533	2,712	186	497	3,846	674%	67	517

	1999	2000	2001	2002	2003	Change	2002	2003
Per share/ADR of DKK 2	DKK	DKK	DKK	DKK	DKK	2002-2003	EUR	EUR

Earnings per share	5.60	8.84	11.18	11.81	14.24	21%	1.59	1.91
Earnings per share diluted	5.59	8.82	11.10	11.72	14.14	21%	1.57	1.90
Proposed dividend	1.95	2.65	3.35	3.60	4.40	22%	0.48	0.59
Quoted price at year-end for B shares	178	285	342	205	241	18%	28	32

						Long-term
	1999	2000	2001	2002	2003	financial targets
Ratios	%	%	%	%	%	%

Growth in operating profit (EBIT)	20.3	36.5	16.6	6.5	6.8	15
Growth in operating profit, three-year average	N/A	25.7	24.5	19.9	10.0
Operating profit margin	21.5	23.1	23.6	23.7	24.1	25
Return on invested capital (ROIC)	15.3	22.0	23.1	20.1	19.1	25
Cash to earnings	76.6	87.9	4.8	12.1	79.2
Cash to earnings, three-year average	48.4	66.5	56.4	34.9	32.0	60
Net profit margin	12.2	14.8	16.3	16.3	18.3
Return on shareholders’ funds	12.6	18.8	20.8	19.0	20.2
Equity ratio	68.8	68.1	69.7	72.8	73.3
Change in market capitalisation	13.7	56.2	20.4	(40.4)	15.4

Figures for 1999 are derived from the consolidated accounts of the former Novo Nordisk Group (prior to the demerger) — all dividend is allocated to the continuing Novo Nordisk. Key figures and per share data are translated into EUR as supplementary information — the translation is based on the currency rate at 31 December 2003 (EUR 1=DKK 7.4446).

Contents

4	Management report
7	Research and development pipeline
8	Risk management
10	Environmental and social discussion
11	Financial discussion
17	Consolidated financial statements
55	Corporate governance
58	Shareholder information
60	Management information

2   FINANCIAL HIGHLIGHTS

Lars Rebien Sørensen, president and CEO, and Mads Øvlisen, chairman of the Board of Directors.

Welcome letter

Continuing focus on operational excellence

The corporate world, and with that Novo Nordisk, faces many challenges these years, several of which are specifically related to the pharmaceutical industry. Can corporations be trusted? Public trust is of paramount importance for corporations, and especially pharmaceutical companies, who rely on public acceptance to be able to innovate and to operate.

     Whom do corporations serve? Not so many years ago, we would have said “the shareholders”, without hesitation. But increasingly business enterprises are recognising commitments to several other stakeholders — such as customers, employees, societies at large — in addition to shareholders. In order to serve the long-term interest of stakeholders, companies must regard it as a core part of their business to assume a wider responsibility and consider broadly the wide range of factors which may impact its ability to generate returns over long periods of time.

     To reflect this broader view, which for several years has guided the way Novo Nordisk conducts its business, at this year’s Annual General Meeting the Board of Directors will ask our shareholders to amend the company’s Articles of Association. After this change, the articles will specify that the company besides its financial purpose will strive to achieve its objectives in an environmentally and socially responsible way. This is the Novo Nordisk way of doing business.

     Good governance is not just a fashionable topic, but a continuous process which seeks to align the way companies are controlled and managed with the ever changing societal conditions and expectations. In fact it is never a job done — it is continuous hard work. In 2003 we strengthened our risk management system, we continued our work on board self-evaluation and developed a new long-term share-based incentive programme for executives to replace the existing share option-based scheme which will be presented at the Annual General Meeting.

     For Novo Nordisk — and for other research-based companies — innovation is our biggest challenge: the ability to consistently generate new pharmaceuticals that meet significant medical needs and hence warrant the investment of capital and efforts, as well as justifying the application of break-through technologies and animal testing.

     Our focus over the last few years has been on operational excellence. This has led to a strengthening of our business operations, manufacturing, staff and quality functions — and an overhaul of the way we conduct our research and development activities.

     We are — as the first insulin supplier — close to having a full insulin analogue portfolio. Our innovative insulin analogues will offer superior glucose control and convenience to people with diabetes. The insulin market thus changes from a generic market to a market of value-adding proprietary insulin.

     Our search for new and improved oral therapies for type 2 diabetes continues. And we believe we have an important research pipeline in this field. However, general disappointments

WELCOME LETTER   3

Welcome letter continued

within research into oral antidiabetic drugs have only further strengthened the importance of insulin as the ultimate drug for treating diabetes.

     We have gained new knowledge about the potential use of NovoSeven® in critical life- or limb-threatening bleeds. In particular the confirmation from phase 2 clinical studies that NovoSeven® does reduce the need for blood transfusions in connection with traumatic injuries was highly promising and encouraging. Furthermore, we have taken the first steps to build a portfolio of new biopharmaceutical drugs within the areas of inflammation and cancer which hold promise for the longer term.

     We have strengthened our market position, especially as a result of the roll-out of our rapid-acting (NovoRapid®/NovoLog®) and our dual-acting insulin analogue preparations (NovoMix® 30/ NovoLog® Mix 70/30). In particular our business in the US has developed nicely, and enabled us to make further investments both in our US organisation, in local manufacturing and also in expanded clinical development activities for this — the world’s biggest — market for pharmaceuticals.

     We have consolidated our European organisation with its headquarters in Switzerland, and we are accelerating our expansion in the developing part of the world.

     Throughout 2003, we have tightly managed our cost base, by improving operational efficiency without sacrificing medium-to long-term growth opportunities. This has only been possible through an impressive effort, creativity and dedication from staff throughout our company. Measurement of working climate indicates that this has been accomplished without affecting employee morale. In fact morale is at an all-time high! This tells something about the quality of Novo Nordisk people.

     Our financial performance in 2003 was, considering the adverse currency environment, satisfactory. We saw significant growth in operating profit in local currencies, but the weak invoicing currencies, particularly the US dollar and Japanese yen, reduced growth rates based on Danish kroner results significantly. Our hedging practices retained earnings short term — but it is clear that the current currency environment is very challenging for European-based companies if it persists longer term.

     We are very pleased to note that the shareholders, who have loyally supported the company in 2003, were rewarded with an appreciation of Novo Nordisk’s share price.

     On the cover of this report we asked the question “What does being there mean to you?” Being there is our promise, and in the Annual Review 2003 we have given examples of what being there means to Novo Nordisk. We value all our stakeholders’ opinions and so invite readers to tell us what this means to you. E-mail your thoughts and ideas to beingthere@novonordisk.com.

Mads Øvlisen, chairman of the Board of Directors Lars Rebien Sørensen, president and CEO

Management report

Financial performance

Operating profit increased by 7% to DKK 6,384 million in 2003 and net profit increased by 19% to DKK 4,858 million. Sales in local currencies increased by 15% compared to 2002. Measured in Danish kroner sales increased by 5% to DKK 26,541 million in 2003. The performance in local currencies per therapy area was as follows:

•	Diabetes care sales increased by 16%.

In biopharmaceuticals:

•	Haemostasis management sales increased by 20%.

•	Growth hormone therapy sales increased by 13%.

•	Hormone replacement therapy sales increased by 5%.

Business highlights

Novo Nordisk’s business events and highlights from the year are as follows:

Research and development

Several development milestones have been met over the past year and expansion of collaborations within research continued.

•	Liraglutide, also known as NN2211, achieved Clinical Proof of Concept (CPoC).

•	The US Food and Drug Administration issued an Approvable Letter for insulin detemir (Levemir™).

•	The European Union’s Committee for Proprietary Medicinal Products (CPMP) issued a positive opinion on NovoSeven® for prevention of bleeding during invasive procedures in people with factor VII deficiency, and treatment of Glanzmann’s thrombastenia. Late in the year NovoSeven® obtained CPoC for use in victims of traumatic injury. And in January 2004, CPoC was obtained for the use of NovoSeven® in connection with liver transplantation.

•	The European Agency for the Evaluation of Medicinal Products (EMEA) approved Norditropin® SimpleXx® for treatment of children born small for gestational age.

•	To expand the portfolio of potential new biopharmaceutical drugs Novo Nordisk entered into a collaboration agreement with ZymoGenetics for the preclinical development of inter-leukin-21 (IL-21), a potential cancer therapy.

•	Novo Nordisk acquired the North American rights from Zymo-Genetics to develop drugs targeting the Interleukin-20 receptor, and thereby a potential therapy against severe psoriasis. Novo Nordisk now holds global rights for this application.

Development of the North American market

Solid insulin sales growth in North America in 2003 is to a large extent driven by the penetration of Novo Nordisk’s insulin analogues, in particular NovoRapid® (NovoLog® in the US). The launch of NovoMix® 30 (NovoLogMix® 70/30 in the US) in the disposable delivery device FlexPen® in late 2002 is underpinning this growth. Insulin analogues now comprise more than one-third of Novo Nordisk’s total insulin sales in North America.

The growth opportunities for Novo Nordisk in the US remain significant and Novo Nordisk is therefore increasing its sales force in the US by approximately 150 new sales representatives. The focus of these sales representatives will be key strategic products including NovoLog®, NovoLogMix® 70/30 and FlexPen®.

The development of sales of NovoSeven® in North America was very positive, and several clinical studies are ongoing to

4   MANAGEMENT REPORT

support the expansion of the use of NovoSeven® into areas of critical and life- or limb-threatening bleeds.

     Sales of Norditropin® SimpleXx® for treatment of short stature continue to expand strongly.

     Regarding Novo Nordisk’s HRT portfolio in the US, in July 2003 Novo Nordisk assumed US marketing rights for Activella® and Vagifem® back from Pfizer.

Consolidation in Europe

     Novo Nordisk has consolidated its organisation in Europe, managed out of the headquarters in Zurich, Switzerland. Under difficult political market conditions Novo Nordisk managed to grow the business significantly in all major areas: in diabetes care with the continued penetration of NovoRapid® and NovoMix® 30, with NovoSeven® and with Norditropin® SimpleXx®.

Expansion in Latin America

The Brazilian anti-trust authorities granted final approval of Novo Nordisk’s acquisition of Biobrás in 2003. The decision by the Administrative Council of Economic Defence (CADE) came approximately 18 months after Novo Nordisk acquired the majority of the shares in the Brazilian pharmaceutical company.

Investments

The total investments in facilities during 2003 amounted to 2.3 billion Danish kroner, which was necessitated by the increasing demand for the company’s products.

     Production for regulatory approval has started at the bulk insulin factory in Kalundborg, Denmark, which is expected to begin producing insulin for consumer use in 2004. With a total investment of about 2.5 billion Danish kroner the factory will be Novo Nordisk’s primary supplier of insulin and insulin analogues.

     Novo Nordisk began a 1 billion Danish kroner (135 million euros) expansion of its factory in Chartres, France. The factory produces FlexPen® and Penfill®. It is Novo Nordisk’s largest production facility outside Denmark.

     Novo Nordisk intends to invest more than 200 million US dollars (1.2 billion Danish kroner) in a new production plant in Brazil, as an expansion of the former Biobrás facility, with the project initiation taking place in the first half of 2004.

Corporate governance

Developments in 2003 and proposals for 2004 are as follows:

Articles of Association

In order to serve the long-term interest of the shareholders, at the Annual General Meeting in March 2004 the Board of Directors will propose an amendment to the company’s Articles of Association to specify that the company will “strive to conduct its activities in a financially, environmentally and socially responsible way”.

Board of Directors

In March 2003, Sten Scheibye, CEO of Coloplast A/S, was elected as member of the Board of Directors. At the same time Niels Jacobsen and Jørgen Wedel were re-elected to the Board.

     Shareholder-elected board members have historically served a three-year term and could be re-elected. At the Annual General Meeting in March 2004 the Board of Directors will propose that the term of office is reduced to one year in order to facilitate a more flexible succession process. Continuity will still be ensured as the proposal will not affect the possibility of being re-elected

Audit Committee

The Board has historically worked without permanent committees. However, in line with international trends and in accordance with the Sarbanes-Oxley Act in the US the Board will in March 2004 establish an Audit Committee, which will be responsible for a number of predefined tasks such as the oversight of the external auditors and procedures for handling complaints regarding financial reporting matters.

Long-term share-based incentive programme

As from 2004 the grant of share options as long-term benefit to senior management will be replaced by a new performance-based incentive programme where Novo Nordisk B shares will annually be allocated to a bonus pool when predefined overall business-related targets have been achieved. The maximum annual allocation of shares to the bonus pool will be capped. The shares in the bonus pool will be paid out to the executives following a three-year vesting period.

Dividends and share repurchase

At the Annual General Meeting on 16 March 2004, the Board of Directors will propose a dividend for 2003 of DKK 4.40 per share of DKK 2, an increase of 22% compared to 2002 and corresponding to a pay-out ratio of 30.6%. No dividend will be paid on the company’s holding of own shares.

     During 2003 Novo Nordisk repurchased own shares worth DKK 1.6 billion — corresponding to 7,230,000 B shares — and thereby completed the share repurchase programme announced in August 2002.

     At the end of 2003, and as of 5 February 2004, Novo Nordisk A/S and its wholly-owned affiliates owned 16,542,841 of its own B shares corresponding to 4.66% of the total share capital.

Long-term financial targets

The long-term financial targets of Novo Nordisk were defined and communicated to the stock market in 2001:

•	Operating profit (EBIT) growth of 15% per annum

•	Operating margin (EBIT margin) of 25%

•	Return on invested capital (ROIC) of 25% per annum

•	Cash to earnings ratio of 60% as a three-year average.

The targets, defined as reported results measured in Danish kroner, were selected to ensure management focus on long-term growth of the business, transformation of results into cash and a significant improvement in return on invested capital. The pursuit of these long-term targets will support the creation of a competitive shareholder return. As demonstrated by the moderate growth in operating profit in both 2002 and 2003 the development in the exchange rates can have significant impact on the reported growth in operating profit in an individual year. In fact, if Novo Nordisk’s main invoicing currencies remain at their current level it is unlikely that in 2004 Novo Nordisk will be able to meet its 15% operating profit growth target. The company’s view is, however, that the 15% growth target is a re-

MANAGEMENT REPORT   5

Management report

alistic target which Novo Nordisk will be able to meet in most years, based on the performance of the recurring business and assuming that currencies are relatively stable. In other words, the company’s ability to deliver on the target in a particular year will be impacted by significant changes in currency exchange rates or events of a non-recurring nature.

Outlook 2004

Novo Nordisk will with effect from 1 January 2004 prepare financial statements using International Financial Reporting Standards (IFRS). The change from historically applied Danish Generally Accepted Accounting Principles (Danish GAAP) will ensure that Novo Nordisk complies with the EU requirement for listed companies of adopting IFRS before the end of 2005.

     The guidance in this outlook section is provided using IFRS accounting principles. The adoption of IFRS will have no significant impact on the reported operating profit growth, the balance sheet or the operating free cash flow, but for reference Novo Nordisk has included a comment to the IFRS-based guidance, indicating the comparable guidance if Danish GAAP had been applied for 2004. Please refer to pages 51-53 for further details of the consequences of this change on the 2002 and 2003 financial statements.

     Expectations of a strong demand for insulin products in general and the continued market penetration of the Novo Nordisk insulin analogue portfolio, combined with the expectations of increasing NovoSeven® and Norditropin® SimpleXx® sales, underpin the expectations of a double-digit percentage point growth in sales for 2004 measured in local currencies. However, if the current level of Novo Nordisk’s major currencies remains throughout the year, the sales growth measured in DKK is expected to be high single-digit. The expected sales growth for 2004 would have been similar if Danish GAAP had been applied for 2004.

     For 2004, operating profit growth measured in local currencies and excluding the impact from non-recurring items is expected to be in line with Novo Nordisk’s long-term target of growing operating profit by 15%. However, the operating profit for 2004 measured in Danish kroner is expected to be at the level of 2003, reflecting a significant negative currency impact and a lower level of non-recurring income in 2004 compared to 2003. The expected development in operating profit from 2003 to 2004 would have been similar if Danish GAAP had been applied.

     As Novo Nordisk has hedged expected cash flows for 2004 in relation to US dollars, Japanese yen and British pounds, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be partly offset by currency hedging gains included in net financials.

     Novo Nordisk’s reported ‘Net financials’ will be impacted by the change in accounting policies to IFRS as from 2004 and onwards. The key change will be that Novo Nordisk’s share of the profit & loss in both ZymoGenetics Inc and Aradigm Corporation in the future will be recorded as ‘Share of profit and loss in associated companies’ included in ‘Net financials’. Historically, using Danish GAAP Novo Nordisk’s share of net losses have been included in ‘Research and development costs’. Given the conversion to IFRS, Novo Nordisk expects ‘Net financials’ in 2004 to provide an income of DKK 250 million, reflecting

•	A financial income, net (excluding Novo Nordisk’s share of loss & profit in associated companies) to be around DKK 450 million; primarily reflecting the impact of the forward contracts hedging future cash flows; and

•	A negative impact from its share of profit & loss from associated companies of around DKK 200 million, reflecting expectations of net losses in ZymoGenetics Inc and Aradigm Corporation.

     The expected ‘Net financials’ for 2004 would have been an income of DKK 650 million if Danish GAAP had been applied for 2004. This higher level of expected Danish GAAP ‘Net financials’ is partly reflecting two elements: the historic treatment of Novo Nordisk’s share of losses in associated R&D companies as being included in R&D costs, and the ability to defer the recording of income related to currency options hedging future cash flows to the period in which the cash flow is realised.

     For 2004 Novo Nordisk expects the tax rate to be 33%, 1 percentage point lower than the tax rate realised in 2003. The expected tax rate for 2004 would have been similar if Danish GAAP had been applied for 2004.

     Novo Nordisk plans to invest around DKK 3 billion in fixed assets in 2004, and depreciations and amortisation are expected to be realised at the level of DKK 1.8 billion. The expected ‘investments’ and ‘depreciations and amortisation’ for 2004 would have been similar if Danish GAAP had been applied for 2004.

     The free cash flow is expected to be around DKK 3 billion. The expected ‘free cash flow’ for 2004 would have been similar if Danish GAAP had been applied for 2004.

Forward-looking statement

The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘project’, ‘intend’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with a discussion of future operating or financial performance.

     Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

     Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section ‘Financial risk factors and financial risk management’ in this Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

6   MANAGEMENT REPORT

About Novo Nordisk

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems.

     In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society.

     With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For more information, visit novonordisk.com.

Research and development pipeline

Phase	Compound	Indication	Description

Phase 1 The substance is tested on a limited number of healthy volunteers	NN344 NN2501	Type 1 and 2 diabetes Type 2 diabetes	A soluble, long-acting human insulin analogue for treatment of diabetes, with long duration of action and a very predictable response.

An oral tablet for the treatment of type 2 diabetes, which inhibits excessive hepatic glucose production.

Phase 2 The substance is tested on a limited number of patients in short-term treatment	Liraglutide (NN2211)	Type 2 diabetes	A once-daily, long-acting derivative of the natural human hormone GLP-1 for treatment of type 2 diabetes. Liraglutide has been shown to lower blood glucose with little or no risk of inducing hypoglycaemia, and is expected to affect appetite regulation leading to weight management. Liraglutide may also have beta-cell regenerative capacity. Liraglutide has completed phase 2.

	Balaglitazone (NN2344)	Type 2 diabetes	A potent insulin sensitiser for the treatment of type 2 diabetes, which increases glucose uptake in the peripheral tissue.

	NovoSeven®	Critical bleeding	Clinical programme aimed at regulatory filing of new indications for NovoSeven®. The project aims to position NovoSeven® as the world’s first haemostatic agent for critical bleeds.

	ASIS	Acute Respiratory Distress Syndrome	A project focused on using Active Site Inhibited Seven (ASIS) for the treatment of Acute Respiratory Distress Syndrome (ARDS)

	Growth hormone therapy (NN1620)	Complicated fractures	A project focused at using growth hormone for treating complicated fractures.

Phase 3 The substance is tested on a large number of patients in long-term treatment	AERx® iDMS (NN1998) NovoMix® 50 and 70 (NN1185)	Type 1 and 2 diabetes Type 1 and 2 diabetes	The AERx® insulin Diabetes Management System is a delivery system for administering insulin to people with type 1 and 2 diabetes by inhalation.
Premixed formulations of the rapid-acting insulin analogue, insulin aspart. Provide a combined rapid- and intermediate-acting insulin effect (at the ratio of 50/50 or 70/30)

Submitted for registration Following clinical trials, applications for registration are submitted to the authorities in the countries where marketing approval is sought	Levemir™ (insulin detemir, NN304)	Type 1 and 2 diabetes	A soluble basal insulin analogue with neutral pH, providing a more predictable action profile and offering a longer duration of action compared to conventional basal insulin. Levemir™ offers clinical advantages by providing more consistent and predictable blood glucose levels leading to improved glycaemic control, lower risk of hypoglycaemia, especially at night, and no undesirable weight gain — a common side effect of other basal insulins.

RESEARCH AND DEVELOPMENT PIPELINE   7

Risk management

Like in all other industries, doing business in the pharmaceutical industry involves risks. Consequently, Novo Nordisk strives towards having a risk management system in place where all significant risks are identified, assessed and managed.

Novo Nordisk has defined risk as: “Any event that could have a significant negative impact upon our ability to meet our objectives”. In this context the main objective is defined as Novo Nordisk’s ability to pursue the Vision and the long-term financial targets.

Risk management process

Novo Nordisk has recently established a consolidated risk reporting system. Key risks identified in the organisation are continuously monitored and reported through an evaluation process and through committees and line management to the senior management. The evaluation is performed on two parameters, the risk’s potential impact and by the likelihood of it occurring (both measured before and after mitigating actions). Regular feedback is provided by senior management to the appointed risk owners to ensure that Novo Nordisk focuses on the most important risks.

The figure below is a high-level illustration of the risk reporting system.

Senior management

Risk evaluation. Regular feedback (green arrows) is provided by senior management via committees and line management to the appointed risk owners to ensure that Novo Nordisk focuses on the most important risks.

Committees and line management business risk evaluation

The evaluation is based on various factors for example by the risk’s potential impact and by the likelihood of it occurring.

Organisation

Key risks (red arrows) are identified in the organisation and are continuously monitored and reported through an evaluation process.

     In the future Novo Nordisk expects to link the risk management system with the Balanced Business Scorecard.

Risk factors

Novo Nordisk faces both general business risks and industry-related risks. In both cases materialisation of key risks could potentially mean that realised profits could differ significantly from the forward-looking statements made by Novo Nordisk. In order to be able to manage key risks in Novo Nordisk, the following high-level risk areas have been identified:

•	corporate ethics and human resources

•	development of new drugs

•	manufacturing and quality

•	competition

•	security, litigation and financial risks.

Corporate ethics and human resources

One of Novo Nordisk’s corporate values is to be socially responsible. Thus, the company seeks to limit or reduce any risks to the environment arising from its activities. This requires an efficient use of resources, reducing emissions and waste, as well as compliance with environmental laws and relevant requirements. Risk assessments also include an evaluation of suppliers’ social and environmental performance, regardless of where they operate.

     In a global business world with intense competition for talented people, the ability to attract and retain talented individuals remains a precondition for Novo Nordisk’s ability to pursue its vision. Therefore Novo Nordisk offers employees innovative and challenging jobs, training, coaching and development, and industry competitive remuneration.

     Stem cell research is an example of risks related to corporate ethics. In 2003 the Danish government encouraged a debate to clarify the ethical issues prior to legislation on stem cell research. There was a risk that Novo Nordisk might not be able to pursue its research in this field, which is currently the most promising approach to finding a cure for type 1 diabetes. The company played an active role in the ethical and scientific clarification, publicly communicated its position on these issues and made clear its commercial interests. Subsequently, the Danish Parliament decided to allow research on human embryonic stem cells.

Development of new drugs

Developing new drugs involves substantial risks for a pharmaceutical company. Delays or failure to obtain approval from regulatory authorities could have a significant impact on Novo Nordisk’s ability to reach its long-term financial targets. Consequently, the progress of promising drug candidates until

8   RISK MANAGEMENT

they reach marketing approval is subject to ongoing risk assessment. The business risk inherent in an approval process can be illustrated by Novo Nordisk’s long-acting insulin analogue, Levemir™, where the regulatory authorities in Europe asked for additional preclinical work to be carried out before potentially granting a positive opinion, which is expected to eventually lead to the launch of Levemir™ in selected markets in 2004.

     Patents and other proprietary rights are important in order to develop and maintain Novo Nordisk’s competitive position. The risk of Novo Nordisk infringing other companies’ patents or brands, as well as other companies’ potential attempts of infringement of Novo Nordisk’s patents and brands are closely monitored, and if necessary actions are initiated.

Manufacturing and quality

Novo Nordisk has concentrated the major part of its manufacturing capacity in a few sites in Denmark. Though the production sites are located in areas historically free of natural disasters, the geographical concentration and the derived inherent risk requires extra planning from a contingency perspective. This contingency planning includes implementing preventive measures against adverse events and precautionary inventory management. Further expansion of the production capacity is based on careful risk assessments taking several issues into account; like concentration of production, availability of sufficiently skilled work force and currency risk. In 2003, Novo Nordisk has announced new investment projects in production facilities outside Denmark, for example in Brazil and France.

     An example of a risk within this area is the ongoing regulatory approval of our new insulin bulk production facility in Kalundborg, Denmark, where regulatory approval is a precondition for Novo Nordisk’s long-term ability to supply insulin to market.

     Meeting quality standards for manufacturing processes is a precondition for being competitive. Quality therefore establishes a minimum threshold that companies need to meet to fulfil regulatory requirements and customer expectations.

Competition

The markets in which Novo Nordisk is operating are highly competitive. If, for example, new and more effective treatment regimes for diabetes were introduced by a competitor the impact on Novo Nordisk’s sales could be significant. In addition, a competitive market could lead to market-driven or government-mandated price decreases. In Japan, for example, government-mandated price reductions have been initiated every second year. Both competition and price are risks that can have a significant impact on Novo Nordisk’s ability to reach the long-term financial targets. Consequently, Novo Nordisk monitors economic and competition development as well as price control initiatives in all significant markets.

     Increasing parallel trade with Novo Nordisk’s products inside the European Union from low-price markets, like Spain and Greece, to higher priced markets, like Germany and the UK, may impact the profitability of the company. Possibilities for reducing this risk are few except for raising awareness regarding the potential quality defects of products being re-shipped and repacked by other manufacturers than the original manufacturer.

Security, litigation and financial risk

As a pharmaceutical company Novo Nordisk is dealing with both confidential and sensitive information. Inappropriate access and unauthorised change of this information could have negative consequences for Novo Nordisk. Consequently, procedures for access to important data and access to IT systems are established and closely monitored.

     Novo Nordisk is involved in various legal proceedings, including patent infringement suits and various other matters. Risks related to these legal proceedings are monitored closely. An example of such a risk is an ongoing dispute with Polish customs authorities who, in parallel with similar disputes with other large international pharmaceutical importers, have claimed misstatement of Novo Nordisk customs value for imported products in the period from 1999 and until the end of 2001.

     As a company with global operations, foreign exchange risk is the principle financial risk factor within Novo Nordisk and as such has a significant impact on the profit and loss account. On a 1-2 year horizon, Novo Nordisk protects itself against currency fluctuations by using financial hedging instruments, whereby the impact on the financial result from foreign exchange fluctuation is reduced and postponed. In the long term Novo Nordisk’s approach to currency risk management is to establish a better match between the sources of income and location of assets and activities in general.

     The management of financial risk has been centralised in Novo Nordisk. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Treasury Policy, which covers foreign exchange, investments, financing and credit risk on financial counterparts.

RISK MANAGEMENT   9

Environmental and social discussion

Novo Nordisk manages its business with the Triple Bottom Line approach — a commitment to balance concerns for society and the environment with economic growth.

This discussion focuses on Novo Nordisk’s environmental and social results from 2003. This information is deemed to be material for Novo Nordisk’s future business. For a complete status on performance, progress, positions and strategic initiatives, please refer to the Sustainability Report 2003. This report has been prepared in accordance with the Global Reporting Initiative’s Guidelines and assured according to the AA1000 Assurance Standard — the emerging global standards for best practice sustainability reporting.

Linking business targets to sustainability goals

A set of twenty top-level indicators help track performance over time. They relate to six strategic areas: living our values, access to health, our employees, our use of animals, eco-efficiency and compliance, and economic contribution. The indicators have been defined through consultation with stakeholders, while methods of measuring and targets are set by Novo Nordisk’s management.

Living our values

The annual employee survey, eVoice, measures how well the vision and values are perceived to be anchored in daily business practices. Regular independent facilitations assess compliance with the Novo Nordisk Way of Management. In 2003, 99% of identified corrective actions were accomplished.

     Social and environmental responsibility extends throughout the supply chain. By 2003, suppliers covering 31% of the total value of Novo Nordisk’s purchases have been evaluated through a self-assessment questionnaire, with respect to basic labour rights and environmental management. In total 87.6% reported that they had satisfactory performance. No major violations were reported. From 2004 the programme will expand to other business areas and will include audits.

Access to health

Novo Nordisk has built its strategy for improved access to diabetes care on the World Health Organization’s (WHO) key priorities: national healthcare strategies, national healthcare capacity, best possible pricing and additional funding. Major activities in 2003 include a collaboration with the University of Oxford and WHO to create the Oxford Vision 2020, and a partnership with the UK’s National Health Service and the University of Oxford to establish the Oxford Centre for Diabetes, Endocrinology and Metabolism, which combines basic and clinical research with patient care and medical training. Novo Nordisk’s National Diabetes Programme assists governments in implementing strategies for improved diabetes care, and Novo Nordisk’s affiliates have launched more than 130 initiatives in their local markets. Novo Nordisk, the WHO and the International Diabetes Federation (IDF) drafted a Declaration of Africa on Diabetes, with a commitment to prepare an action plan.

     In 2003 the best possible pricing scheme for Least Developed Countries (LDC) was offered to the 49 LDC countries. Sixteen of these countries chose to purchase insulin under this scheme.

Our employees

As of 2002, health and safety data are collected for the entire organisation. Through a focus on prevention, the frequency of occupational injuries continues to decrease; in 2003 the rate was 5.4% as compared to 8.9% in 2002. To support the internationalisation of Novo Nordisk and to better reflect the increasing diversity in societies, all business units are engaged in Novo Nordisk’s equal opportunities programme. In 2003, 89% of the targets defined in local action plans were met.

Our use of animals

Novo Nordisk’s goal is to reduce, refine and replace animal experiments and to improve animal welfare. In 2003, the number of animals purchased fell by 10.9%. In collaboration with the Danish Animal Welfare Society Novo Nordisk has built a new state-of-the-art facility for rodents and a new rabbit facility, designed to encourage natural behaviour and minimise stress.

Eco-efficiency and compliance

A five-year environmental strategy identifies eight focus areas, the most challenging being climate change. With ISO 14001 now fully implemented at major production sites, systematic management and data collection supports new, innovate approaches.

     Since 2000, Novo Nordisk has optimised its eco-productivity by 28% for water and 53% for energy consumption. This is a measure of the ability to ‘produce more with less’ and a main environmental target. In 2003, improvements achieved were 10% for water and 24% for energy — both well above targets.

Economic contribution

Examining the interactions between the company and its key economic stakeholders, the ‘footprint’ model provides a better understanding of Novo Nordisk’s local and global contributions to society. A cash value distribution shows money flows between the company and its customers, suppliers, employees, investors and the public sector and investments for future growth.

Protecting Intellectual property rights

Benchmarking Novo Nordisk’s patent activity is one way to measure the company’s relative level of innovation and relative ability to produce assets through which it can derive value. A benchmark study in 2003 concluded that Novo Nordisk has the highest patent activity and productivity compared to its peer group. A revised patent strategy boosts patenting of processes, formulations and new medical indications.

10   ENVIRONMENTAL AND SOCIAL DISCUSSION

Financial discussion

Net profit increased by 19% to DKK 4,858 million from DKK 4,095 million in 2002. The result is significantly better than the expected growth of close to 10%, which was outlined at the start of the year — and this despite a continued negative currency impact over the course of the year. The main reason for exceeding initial expectations is better than expected operational performance both in terms of sales and costs supported by a higher level of non-recurring income.

     The reported sales growth in 2003 is the result of a solid underlying growth in sales reflecting a continued successful penetration of the diabetes care market with the insulin analogue portfolio as well as increased sales of NovoSeven®. However, the development in foreign exchange rates has had a significant negative impact on Novo Nordisk reported sales and operating profit growth. In February 2003 it was clear that if the foreign exchange rates remained at the then prevailing level versus the Danish krone for the rest of 2003 a negative impact on growth in sales of approximately 8 percentage points could be expected. During the year the major invoicing currencies for Novo Nordisk, especially the US dollar and Japanese yen, continued to decrease in value versus the Danish krone and ended at an even lower level, thus further reducing the reported growth rates.

     For 2003 sales ended at DKK 26,541 million corresponding to a growth of more than 5% over 2002 of DKK 25,187 million. In local currencies sales increased 15%, leaving the negative impact on sales growth from foreign exchange rates at approximately 10 percentage points. The higher than expected negative impact on sales from the currency development mainly relates to the average value of the US dollar and Japanese yen being 17% and 10%, respectively, lower than the average value in 2002.

     The sales of insulin analogues showed strong growth in all regions, most notably in North America and Europe. Overall the sales of insulin analogues have lived up to our aggressive expectations in 2003 and have therefore been a key driver of sales growth. Total sales of insulin and insulin delivery systems grew by 17% in local currencies, thereby exceeding Novo Nordisk’s ambition of at least 10% underlying growth in insulin sales.

     NovoSeven® continued to show strong growth rates in 2003 and was thereby also a key sales growth driver. Overall NovoSeven® in local currencies grew by 20% reflecting solid growth rates within all regions.

     Operating profit increased to DKK 6,384 million, an increase of 7% compared to DKK 5,979 million in 2002 . Measured in local currencies the growth in operating profit increased close to 30% thereby exceeding the 20% initially indicated in the outlook for the year. The main reason is a strong operational performance both in terms of sales and costs supported by a higher level of non-recurring income. When adjusted for these non-recurring items and the negative impact from decreasing foreign exchange rates Novo Nordisk was able to significantly exceed its long term target of growing operating profit by 15%.

     Operating margin increased slightly to 24.1% up from 23.7% in 2002 reflecting better operational performance. A negative impact from the currency development reduces the positive impact from better operational performance and a higher level for non-recurring income in 2003 than in 2002.

     Novo Nordisk continuously hedges the cash flows for the

FINANCIAL DISCUSSION   11

Financial discussion

main invoicing currencies to limit the short term negative impact on both earnings and cash flow arising from fluctuations in foreign exchange rates. As a consequence the negative impact from the decreasing value of the foreign exchange rates on operating profit is to a large extent countered by hedging gains. With the exchange rates remaining the same as they were in the beginning of February 2003 it was expected that hedging gains at the level of DKK 600 million would be realised for the full year, but due to the decreasing value especially of the US dollar and Japanese yen during the year hedging gains of DKK 927 million were realised in the accounts for 2003.

     With the effective tax rate decreasing to 34% down from 35% in 2002, net profit increased to DKK 4,858 million up 19% compared to DKK 4,095 million in 2002. Thereby the increase in net profit significantly exceeded the expectations of growing net profit towards 10%. Earnings per share (diluted) increased from DKK 11.72 to DKK 14.14 in 2003, corresponding to a growth of 21%.

     Total net capital expenditure for property, plant and equipment in 2003 was realised at DKK 2.3 billion — somewhat lower than initially anticipated for the year (DKK 3.5 billion). The primary reasons being changed timing for a number of projects, where a higher proportion of resources are now expected to be realised during 2004.

     Return on invested capital (ROIC) ended at 19% down from 20% in 2002. As a large proportion of Novo Nordisk’s assets are denominated in Danish krone or Euro, ROIC is very sensitive to fluctuations in foreign exchange rates. The lower value of currencies in 2003 compared to 2002 therefore has a significant negative impact on ROIC corresponding to approximately 3 percentage points.

     The cash to earnings ratio for 2003 ended at 79% up from 12% in 2003. This is higher than initially anticipated and is primarily related to the lower than expected investment level and a reduction in the average number of credit days for trade debtors.

Sales development by segments

For the year 2003 Novo Nordisk met the initially stated sales target of growing reported sales by more than 5% — despite a continued negative impact from Novo Nordisk’s main invoicing currencies during the year. Sales increased by 15% measured in local currencies. Growth was realised both within the diabetes care and the biopharmaceuticals segments — primarily driven by innovative and strategically important products like NovoRapid®, NovoMix® 30, NovoSeven® and Norditropin® SimpleXx®.

     Novo Nordisk sales derive from two segments, diabetes care and biopharmaceuticals. The diabetes care segment is composed of insulin analogues, human insulin & insulin-related products and oral antidiabetic products. The biopharmaceuticals segment consists of haemostasis management (NovoSeven®), growth hormone therapy (Norditropin® and Norditropin® SimpleXx®) and other products (hormone replacement therapy — HRT, GlucaGen® and other products).

The diabetes care segment

     Sales of diabetes care products grew by 16% measured in local currencies compared to 2002 and by 6% measured in Danish kroner to DKK 18,723 million. Sales of insulin analogues accounted for close to 60% of the growth within the diabetes care segment in 2003 measured in local currencies.

Sales of insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 17% measured in local currencies and by 8% to DKK 17,283 million measured in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

     Sales of insulin analogues increased by 137% measured in local currencies and by 115% in Danish kroner to DKK 2,579 million in 2003. Novo Nordisk’s market share continued to increase in 2003 — now constituting more than 20% of the world market for insulin analogues. Solid growth rates were realised in all regions with North America as the primary growth driver followed by Europe. North America and Europe accounted for more than 80% of the growth in sales of insulin analogues. Growth in sales of insulin analogues continues to outperform the rest of the diabetes care segment and now constitutes close to 15% of Novo Nordisk’s total diabetes care sales.

North America

Sales in North America increased by 37% in local currencies in 2003 and by 15% measured in Danish kroner, reflecting an average depreciation of the US dollar by 17%. The market share of insulin in the US continued to increase also in 2003 and close to one-third of the insulin used in the US is now provided by Novo Nordisk.

     The sales growth and market share gain in North America is primarily driven by NovoLog® and reflecting market share gains in the retail segment. Increasingly, however, also NovoLog® Mix is adding to the growth, underpinned by the US launch of

12   FINANCIAL DISCUSSION

NovoLog® Mix in vials during 2003 following the initial US launch of NovoLog® Mix in FlexPen® in late 2002. Insulin analogues now constitute more than one-third of Novo Nordisk’s total insulin sales in North America.

     Approximately 31% of insulin sales in the US were sold in a device. This compares to 28% in 2002 and underlines the potential in upgrading the US market to more advanced delivery systems.

     The growth opportunities in the US remain significant. The continued US roll-out of Novo Nordisk’s portfolio of insulin analogues provides significant growth opportunities. The business platform has furthermore been solidified by an improved reimbursement status for Novo Nordisk’s strategic insulin products amongst Pharmacy Benefit Managers and Managed Care Organisations. On this background Novo Nordisk has decided to increase the diabetes care sales force in the US by around 150 to total more than 800. Focus of these sales representatives will be key strategic products like NovoLog®, NovoLog® Mix and FlexPen®.

Europe

Sales in Europe increased by 13% in local currencies in 2003 and by 10% measured in Danish kroner, reflecting a depreciation of especially the British pound and the Polish zloty.

     Growth in Europe is driven by a continuing strong penetration of both NovoRapid® and NovoMix® within the short-acting and premixed segments, which constitute some 70% of the European market. The growth of the insulin analogues has been supported by Novo Nordisk’s portfolio of new devices — including FlexPen®, which has been very well received by the patients.

     However, also in 2003 the sales growth was dampened by price-focused healthcare reforms in a number of markets and an increased level of parallel trade. Towards the end of the year a minor increase in product inventory by wholesalers and patients was observed in a few countries on the back of expectations of changes to the co-payment systems.

Japan & Oceania

Sales in Japan & Oceania increased by 11% in local currencies in 2003 and by 2% measured in Danish kroner, reflecting a depreciation of the Japanese yen.

     In Japan, NovoRapid® continued to capture market share. The launch of NovoMix® 30 in Japan in December 2003 established Novo Nordisk as the only company in Japan with both a short-acting and premixed analogue. In Japan the short-acting and premixed market constitutes some 80% of the insulin market.

     Further, Novo Nordisk is now leading the conversion towards disposable devices, which constitutes about one-third of the market — up from one-fourth in 2002. This accelerated conversion towards disposable devices is based on the high acceptance of the newest delivery systems FlexPen® and InnoLet®.

International Operations

Sales within International Operations increased by 18% in local currencies in 2003 and by 3% measured in Danish kroner, reflecting a depreciation of especially the Brazilian real, the Turkish lira and the Chinese yuan.

     Novo Nordisk continues the roll-out of insulin analogues in International Operations, as NovoRapid® was launched in nine countries during 2003 — thereby bringing the total number of countries in which NovoRapid® has been launched in International Operations to 28. Moreover, NovoMix® has now been launched in 25 countries and is showing solid development in key markets. Also Novo Nordisk’s insulin delivery systems continued to penetrate the markets within International Operations, as approximately 46% of the insulin sales were sold in devices compared to 41% in 2002. Sales in 2003 were negatively impacted by the unstable political situation in the Middle East, as well as the negative development in some emerging market currencies.

Sales of oral antidiabetic products

Sales of oral antidiabetic products declined by 1% measured in local currencies. Even though the underlying demand remains positive, a general lowering in North America of the wholesalers’ inventory levels during the year has affected growth in sales negatively. The weakening of the US dollar resulted in a decline in sales measured in Danish kroner of 12% to DKK 1,440 million.

The biopharmaceuticals segment

     Sales within the biopharmaceuticals segment increased by 14% in local currencies compared to 2002 and by 4% measured in Danish kroner to DKK 7,818 million.

Sales of haemostasis management (NovoSeven®)

Sales of NovoSeven® increased by 20% in local currencies compared to 2002. Measured in Danish kroner sales increased by 7% to DKK 3,875 million. Sales growth for NovoSeven® was primarily driven by solid operational performance in North America followed by Europe.

     A number of factors contributed to the NovoSeven® sales growth in 2003. Due to the high penetration within spontaneous bleeds for congenital inhibitor patients the predominant part of the growth within the inhibitor segment has been generated by acquired haemophilia and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. Moreover, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Sales of growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)

In local currencies sales of human growth hormone products increased by 13% compared to 2002. Measured in Danish kroner sales increased by 4% to DKK 2,220 million; more than 90% of sales are realised through sales of Norditropin® SimpleXx®, liquid growth hormone in a dedicated device.

     Sales outside Japan increased by 22% in local currencies or 14% in Danish kroner, driven by continued market penetration by Norditropin® SimpleXx®, in North America, International Operations and Europe. Close to 65% of total growth hormone sales are realised outside Japan.

     In Japan, sales measured in local currency increased by 1% whereas sales measured in Danish kroner decreased by 9%, negatively impacted by the 10% depreciation of the Japanese

FINANCIAL DISCUSSION   13

Financial discussion

yen versus the Danish krone. Positive market growth has counteracted an impact of the government-mandated reduction in reimbursement prices from April 2002.

     The first disposable delivery device containing liquid human growth hormone, NordiFlex®, was launched by Novo Nordisk in Denmark in the fourth quarter of 2003. NordiFlex® leverages on the competences Novo Nordisk has gained from the development of FlexPen®, which has been very well received by people with diabetes.

Sales of other products

Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT)-related products, grew by 5% in local currencies and decreased by 3% in Danish kroner. Other sales, the largest part being sales of GlucaGen® for use in connection with gastrointestinal motility inhibition, increased by 4% measured in local currencies. Measured in Danish kroner sales decreased by 8% to DKK 392 million, primarily reflecting the depreciation of the Japanese yen.

     Sales of hormone replacement therapy (HRT) products increased by 5% in local currencies compared to 2002. Measured in Danish kroner sales decreased by 1% to DKK 1,331 million. Sales in the second half of 2003 were positively impacted by the change in the US distribution set-up for Novo Nordisk’s HRT products and by a continued market share increase for the low-dose HRT products Activelle® and Vagifem®. In the regions outside North America, sales have decreased by 17% measured in Danish kroner, broadly in line with the contraction in the overall HRT market. The general market contraction is caused by the early termination in mid-2002 of the US Women’s Health Initiative (WHI) study combined with the negative findings in the British Million Women Study.

     The dispute between Pfizer and Novo Nordisk in relation to Pfizer’s early termination of the outlicensing agreement (originally established by Pharmacia and Novo Nordisk) for certain HRT products in the US has been settled. The parties have agreed not to disclose the settlement terms, but Novo Nordisk will record a minor non-recurring income in licence fees and other operating income in 2004.

     In the US, Novo Nordisk has now partnered with a contract sales organisation which will promote the HRT portfolio, and Novo Nordisk will direct the contract sales force comprising some 100 sales representatives to a target audience of 18,000 physicians. Activella® and Vagifem® have continued to perform well in the US market despite a lack of active detailing effort during the second half of 2003.

Costs, licence fees and other operating income

The production costs increased by 12% to DKK 7,439 million leaving the gross margin at 72.0%, a decrease from 73.7% in 2002. This development is due to the negative impact from the lower average 2003 exchange rates for a number of the major invoicing currencies compared to 2002, as the majority of production costs are realised in Danish kroner or euros. Additionally, production costs in 2003 included costs related to impairment of assets and inventory adjustments. Underlying gross margin continued to show a positive development reflecting continued productivity improvements and a more favourable product mix.

     Total non-production-related costs increased by 2% to DKK 13,839 million — significantly below the sales growth. The development in costs reflects the impact from the depreciation of major currencies versus the Danish krone, but also prudence in management of the overall cost base.

     In total, licence fees and other operating income amounted to DKK 1,121 million in 2003 compared to DKK 994 million in 2002. In 2003, licence fees and other operating income included significant income related to the settlement of a patent dispute with Aventis in January 2001, of which the major part has been taken into account in the fourth quarter of 2003. Moreover, the fourth quarter included income related to the accounting effect of ZymoGenetics’ secondary public offering of new shares.

Net financials and tax

Net financials showed a net income of DKK 999 million in 2003 compared to DKK 321 million in 2002. Foreign exchange hedging gains especially related to the hedging of the US dollar, the Japanese yen and the British pound contributed with DKK 927 million in 2003 compared to DKK 311 million in 2002.

     The effective tax rate for 2003 was 34%, down from 35% in 2002, leading to a total tax expense of DKK 2,525 million in 2003.

Capital expenditure

Total net capital expenditure for property, plant and equipment in 2003 was realised at DKK 2.3 billion — somewhat lower than initially anticipated for the year. The primary reason is changed timing for a number of projects, where a higher proportion of resources is now expected to be realised during 2004. This changed timing can primarily be related to optimisation of the existing production facilities, enabling Novo Nordisk to initiate ongoing capacity investments with a slightly later timing than originally expected; this without jeopardising Novo Nordisk’s ability to deliver to the market.

14   FINANCIAL DISCUSSION

     Main ongoing investments during 2003 were the expansion of the FlexPen® production facilities in Hillerød, Denmark, and a new dedicated purification facility for insulin detemir in Kalundborg, Denmark.

Free cash flow

     The free cash flow for 2003 was realised at DKK 3,846 million up from DKK 497 million in 2002. This is higher than initially anticipated and is primarily related to the lower than expected investment level and a reduction in the average number of credit days for trade debtors.

Shareholders’ funds

     Total shareholders’ funds were DKK 25,224 million at the end of 2003, equalling 73.3% of total assets, compared with 72.8% at the end of December 2002. Please refer to page 21 for further elaboration hereof.

Financial risk factors and financial risk management

     Novo Nordisk has centralised management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts and includes a description of allowed instruments and risk limits.

     Novo Nordisk hedges commercial exposure only and consequently does not enter into speculative positions. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked to market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk management

Foreign exchange risk is the principal financial risk factor within Novo Nordisk and as such has a significant impact on the profit and loss account and the balance sheet.

     The most of Novo Nordisk’s sales are in the major currencies EUR, USD, JPY and GBP, while a predominant part of production, research and development costs is in DKK. As a consequence Novo Nordisk’s foreign exchange risk is in decreasing order most significant in USD, JPY and GBP, leaving out the EUR for which the exchange risk is regarded as low, due to the Danish fixed rate policy vis-à-vis the EUR.

     A 5% change in USD, JPY and GBP versus DKK will have an impact of approximately DKK 210 million, DKK 130 million and DKK 75 million on operating profit, respectively. In addition, USD-related currencies will have an impact of DKK 50 million.

     The overall objective of the foreign exchange risk management is to limit the short-term negative impact on earnings and cash flows from exchange rate fluctuations, thereby increasing the predictability of the financial result.

     Novo Nordisk hedges existing assets and liabilities in major currencies, as well as future expected cash flow up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due date of the hedged item. Expected future cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

     In 2003 USD depreciated against DKK by 16% while JPY and GBP both depreciated by 7%. During the year the hedging levels have been maintained at relatively high levels and at year-end Novo Nordisk had covered the foreign exchange exposure on the balance sheet together with 20 months of expected future cash flows in USD. For JPY and GBP the similar cover was 15 months and 8 months of future expected cash flows respectively.

     Novo Nordisk hedges invested equity in major foreign affiliates only. Equity hedging takes place using long-term cross currency swaps. At year-end hedged equity investments made up 61% of the Group’s JPY equity and 13% of the Group’s USD equity.

Interest rate risk management

Changing interest rates affect Novo Nordisk’s profit and loss account as well as the balance sheet. Novo Nordisk is mainly

FINANCIAL DISCUSSION   15

Financial discussion

exposed to interest rate risk through interest-bearing assets and liabilities.

     The overall objective of the interest rate risk management is to limit the negative impact on earnings and on the balance sheet from interest rate fluctuations.

     Excess liquidity is primarily invested in short-term, high-rated, liquid bonds denominated in DKK or EUR or in money market deposits likewise in DKK or EUR. The interest rate risk of the investments is managed based on duration measured against a predefined benchmark outlined in the Investment Policy.

     The market value of the bond portfolio has been more or less unaffected by the lower interest rates throughout the year, due to a low duration on the bond portfolio. The 2 year yield for DKK has dropped from 3.15% to 2.75% in 2003.

     Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities.

     Novo Nordisk’s cash and cash equivalents at the end of 2003 were DKK 2,669 million compared to DKK 1,234 million in 2002. In addition to cash and cash equivalents Novo Nordisk has undrawn committed credit facilities of DKK 8,7 billion at the end of 2003 compared to DKK 8 billion in 2002.

Counter-party risk management

The use of money-market deposit and financial instruments gives rise to counter-party exposure. To manage and limit this exposure, Novo Nordisk only enters into financial instruments with financial counterparts having a satisfactory long-term credit rating. Money-market deposits are only entered into with financial counterparts having a satisfactory short-term credit rating.

     The counter-party exposure is calculated based upon the net market values of off-balance sheet instruments, and the notional amounts of short-term on balance sheet instruments.

Equity price risk management

Novo Nordisk has very limited strategic investments in both listed and non-listed companies and is at year-end consequently not exposed to significant equity risk. In addition hereto, Novo Nordisk holds investments in a limited number of listed companies which are considered as associated companies. These companies are measured at intrinsic value and hence, Novo Nordisk’s profit and loss account is not directly affected by changes in share prices.

	Market value	Duration
Interest rate portfolio	DKK million	years

Bond	1,810	0.71
Money-market deposits	654	0.03
Other cash at hand	608	0.00

Total interest-bearing assets	3,072	0.42

Short-term debt	975	0.03
Long-term debt	754	1.76

Total interest-bearing liabilities	1,729	0.79

Net interest-bearing assets	1,343

	Aa1/	Aa2/	Aa3/	NR/	Total
Counter-party exposure, end 2003	P1	P1	P1	P1	exposure
(long-/short- term rating)*	DKK million	DKK million	DKK million	DKK million	DKK million

Money market deposits	0	620	10	24	654
Financial instruments	235	316	508	—	1,059

Total exposure	235	936	518	24

*	Long- and short-term credit ratings from Moody’s Investors Service

16   FINANCIAL DISCUSSION

Consolidated Financial Statements — Contents list

The Annual Financial Report does not include the Annual Accounts of the Parent Company, Novo Nordisk A/S. The Annual Accounts of the Parent Company, Novo Nordisk A/S, have been prepared in a separate document, which can be obtained upon request from Novo Nordisk A/S and is available at novonordisk.com.

The Annual Accounts of the Parent Company, Novo Nordisk A/S, form an integral part of the complete Annual Financial Report. The complete Annual Financial Report including the Annual Accounts of the Parent Company, Novo Nordisk A/S, will be filed with Erhvervs- og Selskabs-styrelsen where a copy also can be obtained.

The accounting policies of Novo Nordisk will be changed as of 1 January 2004 to comply with the requirements under International Financial Reporting Standards (IFRS).

Disclosure of Profit and loss account, Balance sheet and notes in the Annual Financial Report has been adjusted and prepared to fulfil IFRS requirements in most areas.

In the section ‘Adoption of IFRS 2004 (unaudited)’ is shown the effect of adopting the IFRS standards in effect as of 31 December 2003 on the Group’s assets, liabilities, shareholders’ funds, financial position, results and cash flows on the years 2002 and 2003.

Consolidated profit and loss account		Page	18
Consolidated balance sheet		Page	19
Consolidated cash flow and financial resources		Page	20
Consolidated statement of changes in shareholders’ funds		Page	21
Notes — Accounting policies and consolidation
1	Accounting policies	Page	22
2	Changes in scope of consolidation		24
Notes — Consolidated profit and loss account
3	Segment information	Page	25
4	Net turnover		26
5	Employee costs		26
6	Depreciation, amortisation and impairment losses		26
7	Fees to statutory auditors		26
8	Licence fees and other operating income (net)		26
9	Financial income		27
10	Financial expenses		27
11	Income taxes		27
12	Earnings per share		27
Notes — Consolidated balance sheet
13	Intangible fixed assets	Page	28
14	Tangible fixed assets		28
15	Fixed asset investments		29
16	Stocks		29
17	Trade debtors		29
18	Other debtors		29
19	Current asset investments		29
20	Share capital		30
21	Banks and other credit institutions		30
22	Provision for deferred tax (net)		31
23	Provisions for pensions and other post-employment benefits		32
24	Other provisions		33
25	Bank loans		33
26	Other creditors		33
Notes — Consolidated cash flow and financial resources
27	Other reversals with no effect on cash flow	Page	33
28	Cash flows from divestment of subsidiaries		34
29	Cash flows from acquisition of subsidiaries		34
30	Cash and cash equivalents		34
Notes — Additional information
31	Employee shares and share options	Page	35
32	Management’s remuneration, share options and shareholdings		37
33	Derivative financial instruments		39
34	Contingent assets, contingent liabilities and pending litigation		41
35	Related party transactions		42
36	Reconciliation to US GAAP		42
Financial definitions			45
Companies in the Novo Nordisk Group			46
Summary of the Group 1999 - 2003			48
Quarterly figures 2002 and 2003 (unaudited)			50
Adoption of IFRS in 2004 (unaudited)			51
Management Statement and Auditors’ Report			54

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 17

Consolidated profit and loss account

DKK million	Note	2003	2002	2001

Net turnover	4	26,541	25,187	23,776
Production costs	5,6	7,439	6,633	5,979

Gross profit		19,102	18,554	17,797
Sales and distribution costs	5,6	7,799	7,479	7,215
Research and development costs	5,6,15	4,193	4,139	3,970
Administrative expenses	5,6,7	1,847	1,951	1,865
Licence fees and other operating income (net)	8	1,121	994	867

Operating profit		6,384	5,979	5,614

Share of profit in associated companies	6,15	12	27	49
Financial income	9	1,214	475	499
Financial expenses	10	227	181	132

Profit before taxation		7,383	6,300	6,030

Income taxes	11	2,525	2,205	2,165

Net profit		4,858	4,095	3,865

Earnings per share (DKK)	12	14.24	11.81	11.18
Earnings per share diluted (DKK)	12	14.14	11.72	11.10

18 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Consolidated balance sheet

DKK million	Note	31 Dec 2003	31 Dec 2002

ASSETS
Intangible fixed assets	13	220	240
Tangible fixed assets	14	16,828	16,205
Investments in associated companies	15	1,009	1,202
Other fixed asset investments	15	80	77

Total fixed assets		18,137	17,724

Stocks	16	6,531	5,919

Trade debtors	17	3,808	3,811
Tax receivable		150	431
Other debtors	18	2,678	1,873

Debtors		6,636	6,115

Current asset investments	19,30	1,828	315
Cash at bank and in hand	30	1,262	1,423

Total current assets		16,257	13,772

Total assets		34,394	31,496

SHAREHOLDERS’ FUNDS AND LIABILITIES
Share capital	20	709	709
Own shares		(33)	(19)
Share premium account		2,565	2,565
Retained earnings		21,092	19,067
Other comprehensive income		891	606

Total shareholders’ funds		25,224	22,928

Banks and other credit institutions	21	753	824
Provision for deferred tax (net)	22	1,163	1,122
Provision for pensions	23	179	283
Other long-term provisions	24	255	206

Long-term liabilities		2,350	2,435

Bank loans	25	975	564
Trade creditors		1,008	864
Tax payable		643	271
Other creditors	26	4,000	4,270
Other short-term provisions	24	194	164

Short-term liabilities		6,820	6,133

Total liabilities		9,170	8,568

Total shareholders’ funds and liabilities		34,394	31,496

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 19

Consolidated cash flow and financial resources

DKK million	Note	2003	2002	2001

Net profit		4,858	4,095	3,865
Reversals with no effect on cash flow:
Income taxes		2,525	2,205	2,165
Depreciation, amortisation and impairment losses		1,619	1,332	1,081
Interest receivable and interest payable		(111)	(68)	(192)
Other reversals with no effect on cash flow	27	261	161	477
Income taxes paid		(1,804)	(2,266)	(1,900)
Interest received and interest paid (net)		77	134	280

Cash flow before change in working capital		7,425	5,593	5,776
Change in working capital:
(Increase)/decrease in trade debtors and other debtors		(721)	312	(1,127)
(Increase)/decrease in stocks		(571)	(1,131)	(847)
Increase/(decrease) in trade creditors and other creditors		26	107	518

Cash flow from operating activities		6,159	4,881	4,320
Investments:
Divestment of subsidiaries	28	—	52	—
Acquisition of subsidiaries	29	10	(448)	—
Sale of fixed asset investments		—	—	17
Purchase of intangible fixed assets and fixed asset investments		(11)	(81)	(305)
Sale of tangible fixed assets		192	50	97
Purchase of tangible fixed assets		(2,504)	(3,957)	(3,943)

Cash flow from investing activities		(2,313)	(4,384)	(4,134)

Free cash flow		3,846	497	186

Financing:
New long-term loans		476	—	—
Repayment of long-term loans		(23)	(18)	(39)
Purchase of own shares		(1,619)	(386)	(24)
Sale of own shares		15	39	34
Dividends paid		(1,243)	(1,161)	(916)

Cash flow from financing activities		(2,394)	(1,526)	(945)

Net cash flow		1,452	(1,029)	(759)

Unrealised gain/(loss) on exchange rates and current asset investments included in cash and cash equivalents		(17)	(24)	(27)

Net change in cash and cash equivalents		1,435	(1,053)	(786)
Cash and cash equivalents at the beginning of the year		1,234	2,287	3,073

Cash and cash equivalents at the end of the year	30	2,669	1,234	2,287
Undrawn committed credit facilities	25	8,701	7,961	5,046

Financial resources at the end of the year		11,370	9,195	7,333

20 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Consolidated statement of changes in shareholders’ funds

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Own	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

2003
Balance at the beginning of the year	709	(19)	2,565	19,067	27	534	45	22,928
Net profit for the year				4,858				4,858
Purchase of own shares		(14)		(1,605)				(1,619)
Sale of own shares		—		15				15
Dividends declared				(1,243)				(1,243)
Exchange rate adjustment of investments in subsidiaries					6			6
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(534)		(534)
Deferred gain/(loss) on cash flow hedges at the end of the year						698		698
Other adjustments							115	115

Balance at the end of the year	709	(33)	2,565	21,092	33	698	160	25,224

At the end of the year proposed dividends of DKK 1,488 million are included in retained earnings. No dividend is declared on own shares.

2002
Balance at the beginning of the year	709	(16)	2,565	16,477	112	188	102	20,137
Net profit for the year				4,095				4,095
Purchase of own shares		(4)		(382)				(386)
Sale of own shares		1		38				39
Dividends declared				(1,161)				(1,161)
Exchange rate adjustment of investments in subsidiaries					(85)			(85)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(188)		(188)
Deferred gain/(loss) on cash flow hedges at the end of the year						534		534
Other adjustments							(57)	(57)

Balance at the end of the year	709	(19)	2,565	19,067	27	534	45	22,928

At the end of the year proposed dividends of DKK 1,243 million are included in retained earnings. No dividend is declared on own shares.

2001
Balance at the beginning of the year	754	(63)	2,565	13,352	—	327	46	16,981
Net profit for the year				3,865				3,865
Write-down of B share capital during the year	(45)	45						—
Purchase of own shares		—		(24)				(24)
Sale of own shares		—		34				34
Employee shares sold		2		166				168
Dividends declared				(916)				(916)
Exchange rate adjustment of investments in subsidiaries					112			112
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(327)		(327)
Deferred gain/(loss) on cash flow hedges at the end of the year						188		188
Other adjustments							56	56

Balance at the end of the year	709	(16)	2,565	16,477	112	188	102	20,137

At the end of the year proposed dividends of DKK 1,161 million are included in retained earnings. No dividend is declared on own shares.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 21

Notes — Accounting policies and consolidation

1   Accounting policies

The Consolidated financial statements have been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and other accounting regulations for companies listed on the Copenhagen Stock Exchange. The Consolidated financial statements are prepared in accordance with the historical cost convention. The accounting policies have not been changed since 2001. Disclosure of Profit and loss account, Balance sheet and notes in the Annual Financial Report has been adjusted and prepared to fulfil IFRS requirements in most areas.

BASIS OF CONSOLIDATION

The Consolidated financial statements include the financial statements of Novo Nordisk A/S (the parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

     Companies which are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

     The Consolidated financial statements are based on the financial statements of the parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits and losses. The Consolidated financial statements are based on financial statements prepared by applying the Novo Nordisk Group’s accounting policies.

     On acquisition of new companies, the purchase method is applied. Thus, the new company’s assets and liabilities are restated at fair values at the time of acquisition. Cost of shares in excess of net assets after revaluation is capitalised as goodwill and amortised over the expected useful life.

     Newly acquired and divested companies are included in the profit and loss account during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or newly acquired businesses.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognised when it is realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.

Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:

•	Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods

•	Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

•	The amount of revenue can be measured reliably

•	It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are usually met by the time the products are delivered to the customers.

     Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement.

     As a principal rule sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.

     Revenue is measured at the fair value of the consideration received or receivable.

RESEARCH AND DEVELOPMENT COSTS

All research and development costs are expensed in the profit and loss account as incurred. Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s development costs do not qualify for capitalisation.

     Research and development costs include the Group’s share of profit or loss including goodwill amortisation and impairment losses in associated research and development companies if the activities in these companies are considered to be within Novo Nordisk’s focus areas. Minor investments in such research and development companies in which the Novo Nordisk Group does not obtain significant influence or control are charged to the profit and loss account as research and development costs on acquisition.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses forward exchange contracts, currency options and interest swaps to hedge forecasted transactions in foreign currencies. All contracts are measured at fair value at the balance sheet date and the value adjustments are recognised directly under shareholders’ funds. The cumulative value adjustment of these contracts is removed from shareholders’ funds and included in the profit and loss account under financial income and expenses when the hedged transaction is recognised in the profit and loss account.

     Forward exchange contracts and currency swaps hedging receivables and debt in foreign currencies are measured at fair value at the balance sheet date. Value adjustments are recognised in the profit and loss account under financial income or financial expenses, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

     Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date and the value adjustment is recognised in shareholders’ funds.

     All fair values are based on marked-to-market prices or standard pricing models.

OTHER ACCOUNTING POLICIES

NET TURNOVER

     Net turnover represents amounts invoiced excluding value added tax and after deduction of provisions for returned products, trade discounts and allowances.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities in foreign currencies are translated into Danish kroner at the exchange rates ruling at the balance sheet date.

     Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for profit and loss items.

     All exchange rate adjustments are recognised in the profit and loss account with the exception of exchange gains and losses arising from:

22 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Accounting policies and consolidation

•	The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date.

•	The translation of foreign subsidiaries’ profit and loss accounts using average exchange rates whereas balance sheets are translated using the exchange rates ruling at the balance sheet date.

•	The translation of long-term intercompany receivables which are considered to be an addition to net assets in subsidiaries.

•	The translation of investments in associated companies.

The above exchange gains and losses are recognised in Other comprehensive income under shareholders’ funds.

     The financial statements of subsidiaries in countries with high inflation are adjusted in order to eliminate the effect of the high inflation.

LICENCE FEES AND OTHER OPERATING INCOME (NET)

Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes one-off income items (net) in respect of sale of intellectual property, and capital gain on dilution or sale of investments in research and development companies with activities within Novo Nordisk’s focus areas.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are stated at cost less accumulated amortisation and write-downs. Amortisation is provided under the straight-line method over the expected useful life of the asset as follows:

•	Acquired patents and licences are amortised over periods up to 10 years.

•	Goodwill is amortised over a period not exceeding 20 years.

Goodwill represents any cost in excess of identifiable net assets, measured at fair value, on the acquired company. Goodwill recorded under Intangible fixed assets is related to subsidiaries.

TANGIBLE FIXED ASSETS

Tangible fixed assets are measured at cost less accumulated depreciation and write-downs. The cost of self-constructed assets includes direct and indirect costs directly attributable to the construction of the assets. Interest on loans financing construction of major investments is also included in the cost of the assets. Development costs of software in relation to major IT projects for internal use are capitalised under Other equipment.

     Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings; 12-50 years.

•	Plant and machinery; 5 -16 years.

•	Other equipment; 3-16 years.

•	Minor fixed assets below DKK 100,000 and fixed assets with limited expected useful lives are charged to the profit and loss account in the year of acquisition.

LEASES

Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Tangible fixed assets and depreciated over the estimated useful life of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.

     Operating lease costs are expensed on a current basis in the profit and loss account over the lease period.

FIXED ASSET INVESTMENTS

Investments in associated companies are recorded under the equity method, that is at the respective share of the associated companies’ net asset value applying Group accounting policies.

     Goodwill relating to associated companies is recorded under Investments in associated companies under Fixed assets investments.

     Other securities and investments are measured at market value at the balance sheet date. Realised and unrealised gains and losses (net) are included in financial income/financial expenses.

IMPAIRMENT OF FIXED ASSETS

Tangible fixed assets, fixed asset investments and intangible fixed assets, including goodwill, are reviewed for impairment losses when there is an indication that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

STOCKS

Raw materials and consumables are measured at cost assigned by using the first-in, first-out formula.

     Work in progress and finished goods are stated at cost assigned by using the first-in, first-out formula. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and indirect production costs such as employee costs, depreciation, maintenance etc. The indirect production costs are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.

     Stocks, where the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than cost, are written down to net realisable value.

DEBTORS

Debtors are stated at amortised cost less write-downs for potential losses on doubtful debts. The write-downs are based on an individual assessment of each debtor, which also include an evaluation of payment risk associated with individual countries.

CURRENT ASSET INVESTMENTS

Current asset investments are measured at market value at the balance sheet date. Realised and unrealised capital gains and losses (net) are recorded as financial income/financial expenses.

TAX

Income taxes in the profit and loss account include tax payable for the year with addition of the change in deferred tax for the year.

     Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax loss carryforward, using the liability method. Deferred income tax is furthermore provided for re-taxation of tax deductible losses realised in non-Danish affiliated companies, if the re-taxation is expected to be realised by the affiliated companies withdrawal from the Danish joint taxation scheme. The tax value of tax loss carry-forwards will be set off against deferred tax liabilities to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences. Measurement of deferred taxes in Denmark is based on a tax rate of 30%.

     Tax payable/receivable includes tax payable computed on the basis of the expected taxable income for the year and adjustments for tax payable for previous years.

     The parent company has chosen to be assessed jointly for Danish tax purposes with certain of its foreign and domestic subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the parent company.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 23

Notes — Accounting policies and consolidation

EMPLOYEE BENEFITS

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

     The Group operates a number of defined benefit and defined contribution plans throughout the world.

     The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

     Differences between assumptions and actual experiences, and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor.

     Past service costs are allocated over the average period until the benefits become vested.

     Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.

     The Group’s contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

SHARE OPTIONS

Share options granted have an exercise price corresponding to the market price of the company’s shares at the time of option programme announcements or issuance, and all share options granted have been hedged by the Group’s holding of own shares. Consequently, no cost or obligation at the date of grant or in connection with any subsequent value adjustment is recognised.

PROVISIONS

Provisions are recognised where a legal or constructive obligation has been incurred, as a result of past events, and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are recognised for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects and the time value of money.

     Provisions for product returns cover expected lost contribution because of expected future returns and are measured at the selling price value. The provisions have been calculated based on statistical measures of historical returns.

LIABILITIES

Generally liabilities are stated at amortised cost unless specifically mentioned otherwise.

OWN SHARES

Own shares are considered as a de facto capital write-down, and therefore the cost of acquisition is deducted directly from shareholders’ funds. A part of the Group’s own shares is held to hedge share options granted.

DIVIDENDS

Dividends are recorded in the period in which they are declared at the Annual General Meeting.

SEGMENT INFORMATION

Novo Nordisk operates on a worldwide basis in two business segments, diabetes care and biopharmaceuticals, which is the primary reporting format. Business segment information is disclosed in note 3. Within the business segments Novo Nordisk has more therapy areas for which net turnover is disclosed in note 4.

     Novo Nordisk operates in four main geographical areas, Europe, North America, Japan & Oceania and International Operations, which is the secondary reporting format. Geographical segment information is disclosed in note 3.

     The segment information is prepared applying the accounting policies of the Group.

CONSOLIDATED STATEMENT OF CASH FLOWS AND FINANCIAL RESOURCES

The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year and the cash and cash equivalents at the beginning and the end of the year.

     Cash flow from operating activities comprises net profit adjusted for non-cash operating items, interest received, interest paid, income taxes paid, and changes in working capital. Working capital consists of current assets less current liabilities, excluding the items that are included in cash and cash equivalents.

     Cash flow from investing activities comprises the acquisition and sale of intangible and tangible fixed assets and fixed asset investments.

     On the acquisition or sale of companies and activities, cash flow is adjusted for additions and disposals of assets and liabilities. The purchase price is recorded as the value of the assets acquired including any goodwill and acquisition costs. The sales price is recorded after deduction of transaction costs.

     Cash flow from financing activities comprises the proceeds from and the repayment of principal on mortgage loans, other long-term debt, dividends, the proceeds from share issues, as well as the purchase and sale of own shares.

     Cash and cash equivalents comprise cash at bank and in hand and current asset investments less short-term bank loans due on demand. Besides cash and cash equivalents, undrawn committed credit facilities expiring after more than 1 year are included in financial resources.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The Group prepares a reconciliation of the effect on net turnover, net profit, shareholders’ funds and balance sheet of the application of US Generally Accepted Accounting Principles (US GAAP) in lieu of Danish principles. Note 36 discloses the US GAAP reconciliation.

2   Changes in scope of consolidation

In 2003 Novo Nordisk acquired 55% of the Algerian company Aldaph SpA for DKK 0. There is no goodwill related. Until the acquisition of these shares Aldaph SpA was an associated company of Novo Nordisk and Novo Nordisk owned 45% of the share capital. At the end of 2003 Novo Nordisk owned 100% of the capital. Aldaph SpA was included in the consolidation as from October 2003 and the acquisition was accounted for under the purchase method of accounting.

     In 2002 Novo Nordisk acquired the Brazilian diabetes care company Biobrás (Novo Nordisk Produsao Farmacêutica Do Brasil). Novo Nordisk Produsao Farmacêutica Do Brasil was included in the consolidation as from February 2002. Novo Nordisk Produsao Farmacêutica Do Brasil was acquired for DKK 423 million in cash (including transaction costs). The acquisition was accounted for under the purchase method of accounting and the related goodwill was DKK 346 million measured at the exchange rate ruling on the acquisition dates.

     In April 2002 Novo Nordisk sold the Dutch wholesaler of medical devices Hermedico BV for DKK 63 million with effect as of 1 January 2002.

     In 2001 there were no changes in the scope of consolidation.

24 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Consolidated profit and loss account

3   Segment information

Based on a changed operational structure and related reporting set-up during the year, Management has reassessed the business segments of the Novo Nordisk Group resulting in two business segments to be reported for 2003. Comparative figures for 2002 are presented even though Novo Nordisk in previous years comprised only one segment. The comparative figures have been prepared based on allocations consistent with methods applied for 2003.

Primary reporting format — Business segments

At 31 December 2003 the Novo Nordisk Group operates on a worldwide basis in two business segments — the primary reporting format:

•	Diabetes care: discovery, development, manufacturing and marketing of products within the areas of insulin and delivery systems and oral antidiabetic products (OAD).

•	Biopharmaceuticals: discovery, development, manufacturing and marketing of products within the therapy areas haemostasis management (NovoSeven®), growth hormone therapy, hormone replacement therapy and other products.

There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Segment assets comprise the assets which are applied directly to the activities of the segment, including intangible fixed assets, tangible fixed assets, fixed asset investments, stocks, trade debtors and other debtors. Segment liabilities comprise liabilities derived from the activities of the segment, including provisions, trade creditors and other creditors.

	Diabetes	Biopharma-	Corporate/
DKK million	care	ceuticals	unallocated	Total

2003
Net turnover	18,723	7,818	—	26,541
Operating profit *)	3,105	3,279	—	6,384
Share of profit in associated companies	—	—	12	12
Investments in associated companies	—	—	—	—
Depreciation and amortisation	1,188	289	—	1,477
Impairment losses	107	35	—	142
Additions to tangible and intangible fixed assets (net)	1,929	391	—	2,320
Fixed assets	14,649	3,120	368	18,137
Total assets	24,173	5,626	4,595	34,394
Total liabilities	4,048	1,338	3,784	9,170
2002
Net turnover	17,665	7,522	—	25,187
Operating profit *)	2,346	3,633	—	5,979
Share of profit in associated companies	—	—	27	27
Investments in associated companies	35	—	18	53
Depreciation and amortisation	987	241	—	1,228
Impairment losses	97	7	—	104
Additions to tangible and intangible fixed assets (net)	3,507	791	—	4,298
Fixed assets	14,043	3,328	353	17,724
Total assets	23,045	5,664	2,787	31,496
Total liabilities	4,151	1,292	3,125	8,568

*)	In Diabetes care the increased operating profit from 2002 to 2003 is primarily caused by higher other operating income and lower research and development costs. In Biopharmaceuticals higher research and development costs are the primary cause to the fall in operating profit from 2002 to 2003.

Secondary reporting format — Geographic segments

The Novo Nordisk Group operates in four main geographical areas — the secondary reporting format:

•	Europe: EU, EFTA, Poland, Czech Republic, Slovakia, Slovenia, Hungary and the Baltic countries

•	North America: USA and Canada

•	Japan & Oceania: Japan, Australia and New Zealand

•	International Operations: All other countries

     Net turnover is attributed to geographical segments based on the location of the customer. There are no sales between segments. Total assets and additions to tangible and intangible fixed assets are based on the location of the assets.

		North	Japan &	International
DKK million	Europe	America	Oceania	Operations	Total

2003
Net turnover	11,743	6,359	4,210	4,229	26,541
Additions to tangible and intangible fixed assets (net)	2,139	63	35	83	2,320
Tangible fixed assets	15,996	366	282	184	16,828
Total assets	29,003	2,270	861	2,260	34,394
2002
Net turnover	10,933	5,913	4,239	4,102	25,187
Additions to tangible and intangible fixed assets (net)	3,897	74	12	315	4,298
Tangible fixed assets	15,301	425	329	150	16,205
Total assets	26,159	2,423	828	2,086	31,496

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 25

Notes — Consolidated profit and loss account

4   Net turnover

DKK million	2003	2002	2001

Insulin analogues	2,579	1,198	462
Human insulin and insulin-related sales	14,704	14,836	14,761
Oral antidiabetic products (OAD)	1,440	1,631	1,401

Diabetes care total	18,723	17,665	16,624
Haemostasis management (NovoSeven®)	3,875	3,621	3,096
Growth hormone therapy	2,220	2,131	2,164
Hormone replacement therapy	1,331	1,342	1,435
Other products	392	428	457

Biopharmaceuticals total	7,818	7,522	7,152

Net turnover total	26,541	25,187	23,776

5   Employee costs

DKK million	2003	2002	2001

Wages and salaries	7,657	7,199	6,218
Pensions — defined contribution plans	516	401	263
Pensions — defined benefit plans	101	79	66
Other contributions to social security	483	444	379
Other employee costs	554	517	509

Total employee costs	9,311	8,640	7,435

Included in the Profit and loss account under the following headings:
Production costs	2,943	2,632	2,233
Sales and distribution costs	2,721	2,516	2,256
Research and development costs	1,504	1,387	1,253
Administrative expenses	1,468	1,449	1,209

	8,636	7,984	6,951

Included in the Balance sheet as:
Capitalised employee costs related to assets in course of construction etc	524	482	387
Change in employee costs included in stocks	151	174	97

Total employee costs	9,311	8,640	7,435

For information on remuneration to the Board of Directors and Executive Management please refer to note 32.

	2003	2002	2001

Average number of full-time employees	18,381	17,073	14,771
Year-end number of full-time employees	18,756	18,005	16,141

6   Depreciation, amortisation and impairment losses

DKK million	2003	2002	2001

Included in the Profit and loss account under the following headings:
Production costs	1,114	849	751
Sales and distribution costs	116	94	83
Research and development costs *)	197	255	150
Administrative expenses	188	130	93
Share of profit in associated companies	4	4	4

Total depreciation, amortisation and impairment losses	1,619	1,332	1,081

*)	Including an impairment loss of goodwill in associated research and development companies amounting to DKK 62 million in 2002.

7   Fees to statutory auditors

DKK million	2003	2002	2001

Fees to:
PricewaterhouseCoopers:
Statutory audit	15	14	14
Audit-related services	4	5	8
Tax advisory services	16	13	23
Other services	4	14	7

Total	39	46	52

Ernst & Young:
Statutory audit	1	1	1
Other services	—	2	2

Total	1	3	3

In 2002 fees for other services to statutory auditors primarily include non-finance IT consulting services.

8   Licence fees and other operating income (net)

DKK million	2003	2002	2001

Licence fees and settlements	901	559	657
Unrealised capital gains on investments in research and development companies	85	236	48
Net income from IT, engineering and other services	43	55	64
Other	92	144	98

Licence fees and other operating income (net)	1,121	994	867

26 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Consolidated profit and loss account

9   Financial income

DKK million	2003	2002	2001

Interest receivable	285	164	297
Capital gain on investments etc (net)	2	—	—
Foreign exchange gain (net)	927	311	202

Total financial income	1,214	475	499

10   Financial expenses

DKK million	2003	2002	2001

Interest payable	174	96	105
Capital loss on investments etc (net)	—	41	18
Other financial expenses	53	44	9

Total financial expenses	227	181	132

Additional interest expenses capitalised as financing interest under tangible fixed assets:	11	14	17

11   Income taxes

DKK million	2003	2002	2001

Current tax on profit for the year	2,525	2,307	1,852
Deferred tax on profit for the year	(19)	(182)	408

Tax on profit for the year	2,506	2,125	2,260
Adjustments related to previous years (net)	19	80	(95)

Income taxes in profit and loss account	2,525	2,205	2,165

Tax on entries on shareholders’ funds related to current tax	(150)	15	(64)
Tax on entries on shareholders’ funds related to deferred tax	44	(2)	(57)

Tax on entries on shareholders’ funds	(106)	13	(121)

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	30.0%	30.0%	30.0%
Deviation in foreign subsidiaries’ tax rates compared to Danish tax rate (net)	5.7%	5.7%	6.0%
Non-tax deductible expenses less non-taxable income	(0.2%)	(0.6%)	0.8%
Other	(1.3%)	(0.1%)	(0.9%)

Effective tax rate	34.2%	35.0%	35.9%

12   Earnings per share

Earnings per share of a nominal value of DKK 2 is calculated based on an average number of shares outstanding (total number of shares excluding Novo Nordisk’s holding of own shares). Diluted earnings per share is calculated based on the average number of shares outstanding, including outstanding options on Novo Nordisk’s own shares with an exercise price below market value (options ‘in the money’).

	2003	2002	2001

Net profit (DKK million)	4,858	4,095	3,865

Average number of shares outstanding (in 1,000 shares)	341,173	346,685	345,713
Average number of options ‘in the money’ outstanding (in 1,000 shares)	2,345	2,578	2,448

Average number of shares outstanding including options ‘in the money’ (in 1,000 shares)	343,518	349,263	348,161

Earnings per share (DKK)	14.24	11.81	11.18
Earnings per share diluted (DKK)	14.14	11.72	11.10

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 27

Notes — Consolidated balance sheet

13   Intangible fixed assets

		Patents and	2003	2002
DKK million	Goodwill	licences	Total	Total

Cost at the beginning of the year	302	23	325	188
Additions during the year	8	—	8	351
Disposals during the year	—	(15)	(15)	(107)
Exchange rate adjustments	8	—	8	(107)

Cost at the end of the year	318	8	326	325
Amortisation and impairment losses at the beginning of the year	68	17	85	174
Amortisation for the year	32	1	33	25
Impairment losses for the year	4	—	4	—
Amortisation reversed on disposals during the year	—	(15)	(15)	(107)
Exchange rate adjustments	(1)	—	(1)	(7)

Amortisation and impairment losses at the end of the year	103	3	106	85

Carrying amount at the end of the year	215	5	220	240

14   Tangible fixed assets

				Payments on
				account and
				assets in
	Land and	Plant and	Other	course of	2003	2002
DKK million	buildings	machinery	equipment	construction	Total	Total

Cost at the beginning of the year	7,765	7,187	2,726	5,896	23,574	20,079
Changes in consolidation	4	—	4	4	12	183
Additions during the year	77	335	282	1,810	2,504	3,957
Disposals during the year	(200)	(222)	(286)	—	(708)	(392)
Transfer from/(to) other items	1,373	3,051	115	(4,539)	—	—
Exchange rate adjustments	(62)	(27)	(42)	(14)	(145)	(253)

Cost at the end of the year	8,957	10,324	2,799	3,157	25,237	23,574
Depreciation and impairment losses at the beginning of the year	2,076	3,704	1,589	—	7,369	6,453
Changes in consolidation	—	—	2	—	2	70
Depreciation for the year	322	827	290	—	1,439	1,199
Impairment losses for the year	16	66	56	—	138	40
Depreciation and impairment losses reversed on disposals during the year	(86)	(190)	(205)	—	(481)	(294)
Exchange rate adjustments	(13)	(19)	(26)	—	(58)	(99)

Depreciation and impairment losses at the end of the year	2,315	4,388	1,706	—	8,409	7,369

Carrying amount at the end of the year	6,642	5,936	1,093	3,157	16,828	16,205

The total amount of capitalised interests included under tangible fixed assets at the end of the year amounts to DKK 382 million (DKK 410 million in 2002).

28 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Consolidated balance sheet

15   Fixed asset investments

		Other fixed asset investments

		Amounts
	Investments	owed by	Other
	in associated	affiliated	securities and	2003	2002
DKK million	companies	companies	investments	Total	Total

Cost at the beginning of the year	1,251	28	213	1,492	1,431
Additions during the year	—	11	5	16	94
Disposals during the year	—	—	(2)	(2)	(40)
Transfer from other items	—	—	—	—	7

Cost at the end of the year	1,251	39	216	1,506	1,492
Value adjustments at the beginning of the year	(49)	—	(164)	(213)	(30)
Net profit/(loss)	(131)	—	—	(131)	(87)
Amortisation and impairment of goodwill	(4)	—	—	(4)	(68)
Exchange rate adjustments	(143)	—	—	(143)	(167)
Other adjustments	85	—	(11)	74	139

Value adjustments at the end of the year	(242)	—	(175)	(417)	(213)

Carrying amount at the end of the year	1,009	39	41	1,089	1,279

Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 13 million at the end of the year (DKK 17 million in 2002).

Of net loss in associated companies in 2003, a loss of DKK 147 million related to ZymoGenetics Inc and Aradigm Corporation is included in Research and development costs (DKK 182 million in 2002). In 2003 Other adjustments includes unrealised capital gains amounting to DKK 85 million net related to ZymoGenetics Inc and Aradigm Corporation (DKK 236 million in 2002).

16   Stocks

DKK million	2003	2002

Raw materials and consumables	1,128	981
Work in progress	3,563	3,341
Finished goods	1,840	1,597

Total stocks	6,531	5,919

Indirect production costs included in work in progress and finished goods	2,780	2,301

17   Trade debtors

DKK million	2003	2002

Trade debtors (gross)	4,206	4,267

Write-down for doubtful debtors:
Balance at the beginning of the year	456	529
Change in write-down during the year	(28)	(29)
Realised losses during the year	(30)	(44)

Balance at the end of the year	398	456

Total trade debtors	3,808	3,811

Trade debtors (gross) are equal to an average credit period of (days)	58	62

18   Other debtors

DKK million	2003	2002

Prepayments to public authorities	750	—
Prepayments	349	407
Interest receivable	72	18
Market value of financial instruments	1,051	842
Amounts owed by affiliated companies	110	156
Other receivables	346	450

Total other debtors	2,678	1,873

19   Current asset investments

DKK million	2003	2002

Bonds	1,810	301
Unit trusts and shares	18	14

Total current asset investments	1,828	315

At original acquisition cost	1,902	388
Bonds with maturity exceeding 12 months from the balance sheet date	1,108	146
Duration of the Group’s bond portfolio (years)	0.7	1.4
Redemption yield on the Group’s bond portfolio	2.6%	3.2%

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 29

Notes — Consolidated balance sheet

20   Share capital

Development in share capital (DKK million)	2003	2002

A share capital	107	107
B share capital	602	602

At the end of the year	709	709

The A share capital remained DKK 107 million from 1999 to 2001. In 2001 the B share capital was reduced by DKK 45 million from DKK 647 million to DKK 602 million. In 1999 and 2000 the B share capital was DKK 647 million.

At the end of 2003 the share capital amounted to DKK 107,487,200 in A share capital (equal to 53,743,600 shares of DKK 2) and DKK 601,901,120 in B share capital (equal to 300,950,560 shares of DKK 2).

	Number		Market
	of B shares	In % of share	value
Own shares	of DKK 2	capital	DKK million

Holding at the beginning of the year	9,396,841	2.65%	1,926
Purchase during the year	7,230,000	2.03%	1,619
Sale during the year	(84,000)	(0.02%)	(15)
Value adjustment			457

Holding at the end of the year	16,542,841	4.66%	3,987

Acquisition of own shares during the year is part of the share buy-back programme of up to DKK 2 billion worth of Novo Nordisk B shares announced in August 2002, which was initiated in order to align the capital structure with the expected development in free cash flow. The share buy-back programme was completed at 31 December 2003. Sale of own shares primarily relates to exercised share options.

Of own shares 4,037,703 shares are regarded as hedge for the share options issued, please refer to note 31.

21   Banks and other credit institutions

DKK million	2003	2002

Mortgage debt and other secured loans with terms to maturity between 2007-2016 and interest rates at 2.3% to 5.1%	661	167
Unsecured loans and other long-term loans with terms to maturity between 2005-2007 and interest rates at 1.8% to 16.6%	92	657

At the end of the year	753	824

The debt is payable within the following periods as from the balance sheet date:
Between one and two years	46	570
Between two and three years	34	48
Between three and four years	16	35
Between four and five years	153	17
After five years	504	154

	753	824

The debt is denominated in the following currencies:
DKK	3	6
EUR	655	436
USD	3	7
JPY	75	352
Other currencies	17	23

	753	824

Adjustment of the above loans to market value at year-end 2003 would result in a cost of DKK 1 million.

30 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Consolidated balance sheet

22   Provision for deferred tax (net)

Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax loss carryforward, using the liability method. The deferred taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences. Measurement of deferred taxes in Denmark is based on a tax rate of 30%.

Unremitted earnings have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an immaterial income tax charge would result based on the tax statutes currently in effect.

No deferred tax has been calculated on differences associated with investments in subsidiaries, branches and associates, as the differences by nature are permanent differences.

DKK million	2003	2002

At the beginning of the year	1,122	1,358
Deferred tax on profit for the year	(19)	(182)
Adjustment relating to previous years	(36)	(82)
Tax on entries on shareholders’ funds	44	(2)
Exchange rate adjustments	52	30

Total provisions for deferred tax (net)	1,163	1,122

Specification

The deferred tax assets and liabilities are allocable to the various Balance sheet items as follows:

			2003			2002
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Tangible fixed assets	(67)	1,586	1,519	(62)	1,451	1,389
Indirect production costs	—	834	834	—	690	690
Unrealised profit on intercompany sales	(854)	—	(854)	(766)	—	(766)
Write-down for doubtful debtors	(77)	—	(77)	(118)	—	(118)
Tax loss carryforward	(15)	—	(15)	(19)	—	(19)
Other	(788)	544	(244)	(544)	490	(54)

	(1,801)	2,964	1,163	(1,509)	2,631	1,122
Offset of deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority	1,250	(1,250)	—	950	(950)	—

	(551)	1,714	1,163	(559)	1,681	1,122

Tax loss carryforward

Deferred tax assets are recognised on tax loss carryforwards that represent income likely to be realised in the future.

The losses expire as follows:

DKK million	2003	2002

Within one year	1	3
Two years	4	6
Three years	8	2
Four years	—	—
Five years	—	—
More than five years	96	136

Total	109	147

Hereof recognised as deferred tax assets	46	56

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 31

Notes — Consolidated balance sheet

23   Provisions for pensions and other post-employment benefits

Most employees in the Novo Nordisk Group are covered by retirement plans primarily in the form of defined contribution plans or alternatively in defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States.

Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Group’s Balance sheet. The costs recognised for post-employment benefits are included in production costs, sales and distribution costs, research and development costs or administrative expenses.

The amounts recognised in the Profit and loss account regarding post-employment defined benefit plans are as follows:

DKK million	2003	2002

Current service cost	77	61
Interest cost	17	15
Expected return on plan assets	(3)	(1)
Amortisation of actuarial gains/losses recognised	6	1
Past service cost	4	3

Total expenses included in employee costs	101	79

The actual return on plan assets was a gain of DKK 4 million in 2003 (a loss of DKK 2 million in 2002).

The movements in the net (assets)/liabilities recognised in the Balance sheet for post-employment defined benefit plans are as follows:

DKK million	2003	2002

At the beginning of the year	283	241
Changes in consolidation	—	10
Total expenses included in employee costs	101	79
Employer contributions	(180)	(23)
Benefits paid	(9)	(7)
Exchange rate adjustments	(16)	(17)

At the end of the year	179	283

Amounts recognised in the Balance sheet for post-employment defined benefit plans are as follows:

Present value of funded obligations	314	191
Fair value of plan assets	(246)	(94)

	68	97
Present value of unfunded obligations	186	253
Unrecognised actuarial (gains)/losses	(49)	(34)
Unrecognised past service costs	(26)	(33)

Liability in the balance sheet	179	283

The above amounts include non-pension post-retirement benefit plans, principally medical plans as follows:

Actuarial present value of obligations due to past and present employees	91	123
Unrecognised actuarial (gains)/losses	(36)	(53)

Net recognised (assets)/liabilities	55	70

Amounts recognised in the Balance sheet for post-employment defined benefit plans are pre-dominantly non-current and are reported as either long-term assets or long-term liabilities.

The actuarial assumptions used in the actuarial computations and valuations vary from country to country due to local economic and social conditions. The range of assumptions used is as follows:

Discount rate	2.5% to 6.0%
Projected return on plan assets	2.0% to 7.5%
Projected future remuneration increases	2.5% to 3.5%
Healthcare cost trend rate	5.75% to 11.0%
Inflation rate	2.0% to 2.5%

For all major defined benefit plans actuarial computations and valuations are performed annually.

32 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Consolidated balance sheet

24   Other provisions

	Provisions
	for returned	Other	2003	2002
DKK million	products	provisions	Total	Total

At the beginning of the year	331	39	370	300
Changes in consolidation	—	—	—	35
Additional provisions	195	47	242	195
Unused amounts reversed	—	(6)	(6)	(10)
Used during the year	(155)	(4)	(159)	(135)
Exchange rate adjustments	—	2	2	(15)

At the end of the year	371	78	449	370

Specification of provisions:
Other long-term provisions	195	60	255	206
Other short-term provisions	176	18	194	164

	371	78	449	370

25   Bank loans

DKK million	2003	2002

Bank loans and overdrafts	421	504
Long-term debt, amounts falling due within one year	554	60

Total bank loans	975	564

The debt is denominated in the following currencies:
DKK	68	97
EUR	455	188
USD	158	172
JPY	254	39
Other currencies	40	68

Total bank loans	975	564

At year-end the Group had undrawn committed credit facilities amounting to DKK 8,701 million (DKK 7,961 million in 2002). The undrawn committed credit facilities consist of a USD 500 million, a DKK 2,000 million and a EUR 500 million facility which are committed by a number of Danish and international banks. The facilities mature in 2004, 2006 and 2007 respectively.

26   Other creditors

DKK million	2003	2002

Employee costs payable	1,312	1,087
Taxes and duties payable	197	273
Accruals and deferred income	810	1,324
Amounts owed to affiliated companies	53	70
Other payables	1,628	1,516

Total other creditors	4,000	4,270

27   Other reversals with no effect on cash flow

DKK million	2003	2002	2001

Loss from sale of tangible fixed assets	35	48	33
Write-down for doubtful debtors	(28)	(29)	60
Unrealised (gain)/loss on shares and bonds etc	8	36	60
Unrealised foreign exchange (gain)/loss	250	96	106
Share of (profit)/loss in associated companies	131	87	107
Unrealised capital gain on investments in associated companies	(85)	(236)	(48)
Other	(50)	159	159

Other reversals with no effect on cash flow	261	161	477

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 33

Notes — Consolidated cash flow and financial resources

28   Cash flows from divestment of subsidiaries

DKK million	2003	2002	2001

Intangible fixed assets	—	—	—
Tangible fixed assets	—	4	—
Current assets	—	31	—
Long-term liabilities	—	(2)	—
Short-term liabilities	—	(8)	—

Net assets divested	—	25	—
Divestment gains	—	38	—
Unrealised gain	—	—	—
Addition to investments in associated companies	—	—	—

Consideration received	—	63	—
Less divested cash and cash equivalents	—	(11)	—

Net cash flow	—	52	—

29   Cash flows from acquisition of subsidiaries

DKK million	2003	2002	2001

Tangible fixed assets	(10)	(104)	—
Current assets	(54)	(178)	—
Long-term liabilities	—	103	—
Short-term liabilities	64	102	—

Net assets acquired	—	(77)	—
Goodwill on acquisition	—	(346)	—

Consideration paid	—	(423)	—
Acquired cash and cash equivalents	10	(25)	—

Net cash flow	10	(448)	—

30   Cash and cash equivalents

DKK million	2003	2002	2001

Cash and cash equivalents consist of cash and current asset investments less short-term bank loans	315	1,402	2,567
Total current asset investments at the beginning of the year	315	1,402	2,567
Receipts from current asset investments	(1,007)	(1,073)	(6,337)
Outlays for current asset investments	2,525	22	5,232
Unrealised gain/(loss) on current asset investments	(5)	(36)	(60)

Current asset investments at the end of the year	1,828	315	1,402
Cash at the end of the year	1,262	1,423	1,660

Cash and current asset investments at the end of the year	3,090	1,738	3,062
Short-term bank loans at the end of the year	(421)	(504)	(775)

Cash and cash equivalents at the end of the year	2,669	1,234	2,287

Current asset investments with original maturity exceeding three months at the end of the year	1,828	315	1,402
Cash and current asset investments with original maturity not exceeding three months at the end of the year	1,262	1,423	1,660

Cash and current asset investments at the end of the year	3,090	1,738	3,062

34 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Additional information

31   Employee shares and share options

Employee shares

In 2003 there has been no employee share programme.

Share options

As from 1998 Novo Nordisk has established share option schemes for Executive Management and other management employees with the purpose of motivating and retaining qualified management and to ensure common goals for Management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share, and in total approximately 400 employees in Novo Nordisk hold share options.

Ordinary share option plans

The granting of share options under the Group’s ordinary share option plans is subject to the achievement of shareholder value-based goals decided by the Board of Directors aligned with the Group’s long-term financial targets.

     The options are exercisable three years after the issue date and will expire after eight years. For options granted based on performance targets for the financial years 1997-1999 the exercise price was equal to the market price of the Novo Nordisk B share at the time of issuance. The exercise price for options granted based on performance targets for the financial years 2000-2003 was equal to the market price of the Novo Nordisk B share at the time the plan was established.

     For 2003 the maximum number of options were granted. The exercise price is 195.

Launch share option plan

In connection with the demerger of Novozymes A/S a specific share option plan was established for Executive Management and Senior Management Board, where the granting of the options was subject to the successful and timely completion of the demerger. The options are exercisable three years after the issue date and will expire after six years. The exercise price corresponds to the market price for the Novo Nordisk B share at the time the plan was established.

     As a prerequisite to receive the options, each participant had to establish an investment in Novo Nordisk B shares equal to one year’s gross salary. To the extent this requirement was not already met prior to the date of the demerger the required shares were bought by the participants from Novo Nordisk’s holding of own shares at a price equal to the average market price in the 20 days following the demerger of Novozymes A/S — corresponding to DKK 316. For each Novo Nordisk share invested under the scheme four options were received and the Novo Nordisk B share investment must be maintained at least until the end of the vesting period for the options, that is 31 January 2004. After this date the investment in Novo Nordisk B shares is no longer required and the Novo Nordisk B shares may be sold by the individual launch share option plan participant, whereas the launch share options may be exercised within a period of three years. The Board of Directors has been informed by some participants in the plan that they intend to divest some Novo Nordisk B shares in the trading window following the announcement of the full-year results in February 2004.

     The launch scheme was mandatory for members of Executive Management and voluntary for Senior Management Board. In 2001 and 2002 a launch option incentive programme has also been offered to newly appointed members of Senior Management Board.

Share options on Novozymes share

Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year the Group’s outstanding Novozymes options amount to 333,656 with an average exercise price of DKK 96 per share of DKK 10 and a market value of DKK 42 million. These options are hedged by the Group’s holding of Novozymes A/S B shares.

Assumptions

The market value of the share options has been calculated using the Black-Scholes option pricing model.

The assumptions used are shown in the table below:

	2003	2002	2001

Expected life of the option in years (average)	4	4	4
Expected volatility (based on four years historical volatility)	35%	39%	36%
Expected dividend per share (in DKK)	4.40	3.60	3.35
Risk-free interest rate (based on Danish government bonds)	3.8%	3.8%	4.5%
Market value of Novo Nordisk B share at the end of the year	241	205	342

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 35

Notes — Additional information

31   Employee shares and share options (continued)

		Average
		exercise price	Market value	Market
		per option	per option	value
Outstanding share options in Novo Nordisk	Share options	DKK	DKK	DKK million

Outstanding at the beginning of 2001	2,458,330	188	131	321
Granted in respect of 2001 (issued on 8 February 2002)	684,980	332	111	76
Launch share options granted in 2001 (issued 8 February 2002)	10,764	332	111	1
Assigned from Novo A/S in 2001	29,520	194	169	5
Exercised in 2001	(56,000)	188	131	(7)
Expired/cancelled in 2001	(2,500)	131	131	—
Value adjustment				113

Outstanding at the end of 2001	3,125,094	220	163	509

Launch share options granted in 2002 (issued 7 February 2003)	26,024	322	60	2
Exercised in 2002	(51,750)	125	163	(8)
Expired/cancelled in 2002	(45,415)	220	163	(7)
Value adjustment				(319)

Outstanding at the end of 2002	3,053,953	223	58	177

Granted in respect of 2003 (issued on 6 February 2004)	1,092,500	195	86	94
Exercised in 2003:
of 1998 Ordinary share option plan	(20,000)	125	58	(1)
of 1999 Ordinary share option plan	(51,000)	198	58	(3)
Expired/cancelled in 2003	(37,750)	220	58	(2)
Value adjustment				42

Outstanding at the end of 2003	4,037,703	216	75	307

				Outstanding/
Exercisable and outstanding	Issued	Exercised	Expired/	exercisable	Exercise price
share options in Novo Nordisk	share options	share options	cancelled	share options	DKK	Exercise period

1997 Ordinary share option plan	104,500	(49,000)	(32,500)	23,000	190	19/2 2001 – 18/2 2006
1998 Ordinary share option plan	355,000	(71,750)	(53,250)	230,000	125	25/3 2002 – 24/3 2007
1999 Ordinary share option plan	687,500	(51,000)	(87,000)	549,500	198	24/3 2003 – 23/3 2008

Exercisable at the end of 2003	1,147,000	(171,750)	(172,750)	802,500
2000 Ordinary share option plan	763,000	—	(30,500)	732,500	198	22/2 2004 – 21/2 2009
2000 Launch share option plan	718,600	—	—	718,600	198	1/2 2004 – 31/1 2007
2001 Ordinary share option plan	684,980	—	(30,165)	654,815	332	8/2 2005 – 7/2 2010
2001 Launch share option plan	10,764	—	—	10,764	332	8/2 2005 – 7/2 2010
2002 Launch share option plan	26,024	—	—	26,024	322	7/2 2006 – 6/2 2011
2003 Ordinary share option plan	1,092,500	—	—	1,092,500	195	6/2 2007 – 5/2 2012

Outstanding at the end of 2003	4,442,868	(171,750)	(233,415)	4,037,703

36 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Additional information

32   Management’s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and of Senior Management Board, please refer to pages 60 – 61 of the Annual Financial Report.

Remuneration

It is the policy of Novo Nordisk that remuneration to the Board of Directors (10 in total), Executive Management (6 in total) and Senior Management Board (14 in total) must be at a competitive level compared to other major Danish companies and similar international pharmaceutical companies.

Board of Directors

The fee to the Board of Directors is a fixed annual fee. In addition to the fee the members’ costs in connection with participation in the meetings, such as travel and hotel expenses etc, are refunded. Besides this no other amounts or benefits are paid to the Board members.

Fee to the Board of Directors (DKK million)	2003	2002

Chairman	0.6	0.6
Vice chairman	0.4	0.4
Other Board members	1.9	1.9

Total	2.9	2.9

Executive Management and Senior Management Board

The remuneration to Executive Management and Senior Management Board is based on a fixed salary, a potential cash bonus of up to four months’ salary, pension contributions of 20% to approx 30% of the cash salary including bonus and non-monetary benefits in the form of car and phone. Additionally Executive Management and Senior Management Board have participated in share option programmes up to 2003. The remuneration package for members of Senior Management Board employed in foreign subsidiaries differ from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and Senior Management Board members receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on refunding of actual costs. The size of the cash bonus depends on the achievement of individual performance targets whereas the granting of options depends on achievement of shareholder value-based goals aligned with the Group’s long-term financial targets.

	Remuneration excl share		Market value of granted
	options		share options *)

DKK million	2003	2002	2003	2002

Executive Management:
Lars Rebien Sørensen	6.8	5.1	1.7	—
Jesper Brandgaard	3.9	3.6	0.9	—
Lars Almblom Jørgensen	4.1	3.9	0.9	—
Lise Kingo **)	3.0	1.9	0.9	—
Kåre Schultz	4.1	3.8	0.9	—
Mads Krogsgaard Thomsen	3.8	3.6	0.9	—

Executive Management in total	25.7	21.9	6.2	—
Senior Management Board in total	51.5	44.6	6.6	—

*)	Calculation of market values has been based on the Black-Scholes option pricing model applying the assumptions shown in note 31.

**)	Lise Kingo was appointed member of Executive Management on 22 March 2002. Her salary for the period January 2002 to March 2002 is included in the total for Senior Management Board.

In relation to severance payment, the members of Executive Management are, in the event of termination by the Company or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of up to 36 months’ salary plus pension contribution.

New long-term incentive programme

As from 2004, Executive Management and Senior Management Board (approximately 25 in total) will no longer be included in the company’s stock option programme. This will be replaced by a share-based incentive programme. The new incentive programme will be based on an annual calculation of shareholder value creation compared to planned performance for the year.

The calculation of value creation will, in line with Novo Nordisk’s long-term financial targets, be based on reported operating profit after tax reduced by a WACC-based return requirement on average invested capital. A proportion of the marginal value creation will be transferred to a bonus pool for participating executives. The calculated bonus pool may, subject to the Board of Directors’ assessment, be reduced by a lower than expected performance on significant research and development projects and key sustainability projects.

The bonus pool will operate with an average maximum contribution per participant equal to eight months of salary. Once the performance-based bonus pool has been approved by the Board of Directors the pool will be converted into Novo Nordisk A/S B shares at the market price prevailing when the financial results for the year prior to the bonus year were released. The bonus pool of shares will vest over a three-year period and will hereafter be transferred to the participants provided the participant is still employed by the company. An expected maximum of 175,000 shares (corresponding to DKK 42 million at prevailing market prices) can be allocated to the bonus pool for 2004. Based on the current composition of the management approximately 40% of the bonus pool will be allotted to Executive Management members and approximately 60% to Senior Management Board members.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 37

Notes — Additional information

32   Management’s remuneration, share options and shareholdings (continued)

Management’s share options

	At the beginning	Exercised	Granted	At the end of	Market value *)
Share options in Novo Nordisk	of the year	during the year	during the year	the year	DKK million

Executive Management:
Lars Rebien Sørensen	95,500	—	20,000	115,500	8.5
Jesper Brandgaard	55,280	—	10,000	65,280	4.8
Lars Almblom Jørgensen	56,780	—	10,000	66,780	4.9
Lise Kingo	27,520	—	10,000	37,520	2.7
Kåre Schultz	57,280	—	10,000	67,280	4.9
Mads Krogsgaard Thomsen	55,280	—	10,000	65,280	4.8

	347,640	—	70,000	417,640	30.6
Former members of Executive Management **):
Mads Øvlisen	98,580	—	—	98,580	7.4
Kurt Anker Nielsen ***)	37,840	—	—	37,840	2.6

	136,420	—	—	136,420	10.0
Senior Management Board in total ****)	550,748	(26,024)	77,000	601,724	44.2

Total	1,034,808	(26,024)	147,000	1,155,784	84.8

*)	Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 31.

**)	Mads Øvlisen and Kurt Anker Nielsen are now members of the Board of Directors.

***)	In addition, Kurt Anker Nielsen has share options in Novo Nordisk, issued by Novo A/S in connection with the demerger in 2000. At the end of 2003, 26,000 of these options were outstanding.

****)	The options ‘exercised’ are expired options belonging to a former Senior Management Board member having left the company during 2003.

Management’s holding of Novo Nordisk shares

The internal rules on board members, executives and certain employees’ trading in Novo Nordisk securities only permit trading in the 15 calendar-day period following each quarterly announcement.

	At the beginning	Purchased	Sold	At the end of	Market value *)
Shares in Novo Nordisk	of the year	during the year	during the year	the year	DKK million

Board of Directors:
Mads Øvlisen	51,525	—	—	51,525	12.4
Kurt Anker Nielsen	33,440	—	—	33,440	8.1
Kurt Briner	2,400	—	—	2,400	0.6
Johnny Henriksen	300	—	—	300	0.1
Niels Jacobsen	11,000	—	—	11,000	2.7
Ulf J Johansson	—	—	—	—	0.0
Anne Marie Kverneland	1,600	—	—	1,600	0.4
Sten Scheibye	—	400	—	400	0.1
Stig Strøbaek	400	—	—	400	0.1
Jørgen Wedel	5,555	—	—	5,555	1.3

	106,220	400	—	106,620	25.8
Executive Management:
Lars Rebien Sørensen	12,800	—	—	12,800	3.1
Jesper Brandgaard	8,545	—	—	8,545	2.1
Lars Almblom Jørgensen	8,775	—	—	8,775	2.1
Lise Kingo	4,355	—	—	4,355	1.0
Kåre Schultz	8,690	—	—	8,690	2.1
Mads Krogsgaard Thomsen	8,835	—	—	8,835	2.1

	52,000	—	—	52,000	12.5
Senior Management Board in total **)	89,782	—	(6,506)	83,276	20.1

Total	248,002	400	(6,506)	241,896	58.4

The requirement for share ownership for Executive Management and former members of Executive Management linked to the participation in demerger launch incentives expires in January 2004. After this period it may be envisaged that launch incentive participants will reduce their shareholdings in Novo Nordisk B shares.

*)	Calculation of the market value is based on the quoted share prices at the end of the year.

**)	The shares sold were shares owned by a Senior Management Board member, who has left the company in 2003.

38 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Additional information

33   Derivative financial instruments

The major part of Novo Nordisk’s sales is in currencies other than DKK and EUR, whereas a significant part of the costs are in DKK and EUR. Novo Nordisk uses a number of financial instruments to hedge the currency exposure and in line with the group treasury policies, hedges commercial exposure only and does not enter speculative positions. Novo Nordisk applies hedge accounting on hedging activities, which are categorised into hedging of forecasted transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions

The table below shows the fair value of cash flow hedging activities for 2003 and 2002 specified on hedging instrument and the major currencies.

Fair values are recognised directly under shareholders’ funds until the hedged items are recognised in the Profit and loss account. At year end DKK 698 million are deferred via shareholders’ funds (DKK 534 million in 2002).

	2003			2002

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales
USD	5,362	450	—	3,056	233	—
JPY	1,510	49	—	2,006	120	—
GBP	599	5	—	552	15	—
Other	283	9	—	394	25	2

	7,754	513	—	6,008	393	2
Currency options
EUR/USD (purchased USD put)	2,675	161	—	1,596	79	—
EUR/JPY (purchased JPY put)	1,381	24	—	1,656	64	—

	4,056	185	—	3,252	143	—
Interest swaps
EUR/EUR	501	—	—	—	—	—
JPY/JPY	445	—	—	480	—	—

	946	—	—	480	—	—

Total hedging of forecasted transactions	12,756	698	—	9,740	536	2

The financial contracts existing at the end of the year cover expected cash flow of key currencies in the following number of months:

	2003	2002

USD	20 months	17 months
JPY	15 months	18 months
GBP	8 months	8 months

The term to maturity of the swaps existing at the end of 2003 is December 2007 and December 2012 (December 2007 at the end of 2002) and the interest margins are (1.82%) and (0.26%) ((0.26%) at year end 2002).

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 39

Notes — Additional information

33   Derivative financial instruments (continued)

Hedging of assets and liabilities

The table below shows the fair value of fair value hedging activities for 2003 and 2002 specified on hedging instrument and the major currencies.

All changes in fair values are recognised in the Profit and loss account which amounts to a gain of DKK 263 million in 2003 (a gain of DKK 222 million in 2002).

	2003			2002

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts
USD	1,648	202	—	1,703	195	—
JPY	26	1	—	—	—	—
GBP	161	9	—	164	8	—
Other	233	12	—	48	8	—

	2,068	224	—	1,915	211	—
Currency swaps
JPY/DKK	624	39	—	624	11	—

	624	39	—	624	11	—

Total hedging of assets and liabilities	2,692	263	—	2,539	222	—

The term to maturity of the swaps existing at the end of 2003 is December 2011 (December 2011 at the end of 2002) and the interest margins are (3.19%) to 4.05% ((2.47%) to 4.05% at year end 2002).

The financial contracts existing at the end of the year fully hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, that is assets and liabilities in USD, JPY and GBP.

Hedging of net investments in foreign subsidiaries

The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2003 and 2002 specified on hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly under Shareholders’ funds amounting to DKK 83 million in 2003 (DKK 86 million in 2002). All changes relating to interest rates are recognised on the Profit and loss account amounting to DKK 7 million in 2003 (DKK 0 million in 2002).

	2003			2002

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency swaps
USD/DKK	216	69	—	468	79	—
JPY/DKK	294	21	—	305	7	—

	510	90	—	773	86	—

The term to maturity of the swaps existing at the end of 2003 is June 2004 — September 2006 (September 2003 — July 2004 at the end of 2002) and the interest margins are 0.68% to 2.93% (0.68% to 3.27% at year end 2002).

The financial contracts existing at the end of the year hedges the following share of the major net investments:

	2003		2002
	Net investment	% covered	Net investment	% covered

USD	1,149	13%	1,201	32%
JPY	457	61%	437	68%
GBP	117	0%	140	0%
EUR*)	1,580	0%	1,234	0%
Other	1,023	0%	1,082	0%

	4,326		4,094

*)	including affiliates with EUR as measurement currency regardless of the local currency in the affiliate.

40 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Additional information

34   Contingent assets, contingent liabilities and pending litigation

DKK million	2003	2002

Operating lease commitments
The below operating lease commitments are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 62% of the commitments are related to leases outside Denmark. The lease costs for 2003 and 2002 were DKK 586 million and DKK 570 million respectively.

Lease commitments expiring within the following periods as from the balance sheet date:
Within one year	290	248
Between one and two years	239	196
Between two and three years	172	154
Between three and four years	124	120
Between four and five years	118	110
After five years	327	324

	1,270	1,152

Purchase obligations	1,517	1,193
The purchase obligations primarily relate to contractual obligations to investments in tangible fixed assets and purchase agreements regarding medical equipment and consumer goods. The commitments to investments in tangible fixed assets primarily relate to investments under the production facility expansion programme to be completed in 2004

Obligations relating to research and development projects	604	983
Novo Nordisk has engaged in research and development projects with a number of external corporations. The major part of the obligations include fees and milestone payments on the AERx® iDMS project which is conducted in cooperation with Aradigm Corporation; option fee on proteins developed by ZymoGenetics Inc and fees on the NovoSeven® expansion programmes. Furthermore, Aradigm Corporation has an option to call further equity investment from Novo Nordisk subject to certain conditions

Security for debt	1,713	833
Land, buildings and equipment etc at carrying amount

Credit guarantee regarding asset securitisation	44	65
Novo Nordisk has asset securitisation programmes with two external credit institutions regarding the major part of the trade debtors in the Japanese subsidiary with the purpose to accelerate the receipt of cash related to those receivables. On a part of the sold receivables Novo Nordisk has issued a credit guarantee of up to 15% of the sold trade debtors In total DKK 295 million trade debtors are sold and consequently not included in the Novo Nordisk Group’s Balance sheet at 31 December 2003 (DKK 431 million at 31 December 2002)

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002 the shareholders agreed on a donation to the World Diabetes Foundation obligating Novo Nordisk A/S for a period of 10 years from 2002 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Novo Nordisk Group in the preceding financial year. However, annual donations shall not exceed the lower of DKK 65 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question. The donation of DKK 40 million in 2003 is recognised in the Profit and loss account.

Pending litigation
In Poland the local customs authorities have investigated a number of international companies, alledging misstatement of customs values regarding the period until April 2002 when new legislation came into effect. Regarding Novo Nordisk the authorities have investigated 1999, 2000 and part of 2001 and claimed misstatement of approximately DKK 320 million. Novo Nordisk has not received claims regarding the last part of 2001 and 2002. In the opinion of Management, Novo Nordisk has acted in compliance with Polish legislation. In spite of that, there is a risk of further legal actions against Novo Nordisk from the Polish authorities. The outcome of possible legal actions and consequences hereof are uncertain.
     In addition, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings will not have a material effect on the financial position of the Group.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000.
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 795 million.

     Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two according to an agreement established in connection with the demerger in November 2000.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 41

Notes — Additional information

35   Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark) which owns 27% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Novo Nordisk Group is the Novo Nordisk Foundation (incorporated in Denmark).

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and Management of Novo Nordisk. Following the demerger, Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The main part of these agreements are for one year.

The Novo Nordisk Group has had the following material transactions with related parties:

	2003	2002
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo A/S
Services provided by the Novo Nordisk Group	(9)	(6)
Facilitation and stakeholder relation services etc provided by Novo A/S	53	35
The Novozymes Group
Services provided by the Novo Nordisk Group	(366)	(382)
Services provided by the Novozymes Group	155	134
Sales of assets by the Novozymes Group	—	30
Associated companies
Sales to associated companies provided by Novo Nordisk	—	(84)
Fees and royalties etc paid to associated companies by Novo Nordisk	356	309
Equity contribution to associated companies provided by Novo Nordisk	—	53

There have not been any material transactions with the Novo Nordisk Foundation, or with any director or officer of Novo Nordisk A/S, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to Management of Novo Nordisk A/S, please refer to note 32.

Apart from the balances included in the Balance sheet under Fixed asset investments, Other debtors and Other creditors there are no unsettled transactions with related parties at the end of the year.

36   Reconciliation to US GAAP

A description of the Group’s accounting policies is set out in note 1. The accounting principles generally accepted in the United States (US GAAP) differ within certain areas from the Group’s accounting policies. The principal areas for which US GAAP differ can be summarised as follows:

a)	Rebates — according to Danish GAAP certain rebates including cash discounts are classified as sales and distribution costs. However, under US GAAP these have to be netted against net turnover.

b)	Employee shares — according to Danish GAAP employee shares issued or sold at a favourable price are recorded under shareholders’ funds irrespective of the discount. According to US GAAP the difference between market price and the sales price should be recorded as an expense in the profit and loss account.

c)	Options and share-based awards — under Danish GAAP no expense is recorded because these schemes are hedged by own shares. Under US GAAP for fixed plans the intrinsic value of the option is recorded as an expense in the profit and loss account at the date of grant. If the plan is variable, the intrinsic value of the option is adjusted in subsequent reporting periods until the time when the terms of the award can be determined, and the intrinsic value is expensed in the profit and loss account over the service period.

d)	Financial instruments — according to Danish GAAP foreign exchange contracts and options hedging future cash flow are measured at market value and unrealised value adjustments are deferred via shareholders’ funds. Novo Nordisk has not adopted hedge accounting under USGAAP, hence the value adjustments in accordance with US GAAP must be recognised in the profit and loss account.

e)	Restructuring costs — under Danish GAAP costs in connection with the restructuring were taken to the profit and loss account in 1999. Under US GAAP such costs can only be charged to the profit and loss account when the costs have been incurred.

f)	Unrealised capital gain on investments in research and development companies — according to Danish GAAP the gain on a capital injection, where the shareholding of Novo Nordisk is diluted, is recognised in the profit and loss account. Under US GAAP the gain is recognised in shareholders’ funds when the issued securities are not common stock or the main activity of the investee is research and development.

g)	Goodwill on investments in research and development companies - according to Danish GAAP goodwill is capitalised and amortised over the expected useful life of the asset. Under US GAAP costs in excess of net assets is considered to be in-process research and development costs which are charged to the profit and loss account immediately.

h)	Goodwill — according to Danish GAAP goodwill must be capitalised and amortised systematically over the useful life (not to exceed 20 years). Under US GAAP goodwill is not amortised, but tested for impairment.

i)	Business combinations — the excess capital paid for a company has to be transferred to all identifiable assets in a business combination under Danish GAAP as it has to be under US GAAP. The application of the rules is however more strict under US GAAP, where more intangible assets are identified compared to the generally accepted Danish practice.

j)	Discontinued operations (Novozymes A/S) — under US GAAP the results of discontinued operations have been included until the date of the demerger. Consequently the results of Novozymes have been included until 13 November 2000. The income recorded during 2000 becomes part of the net assets which are distributed in the form of dividend to shareholders in connection with the demerger.

k)	In the Statement of cash flow and financial resources — financial resources comprise current asset investments and cash less short-term bank loans. According to US GAAP cash and cash equivalents consist solely of cash and current asset investments with a remaining term to maturity of less than three months. Current asset investments with remaining term to maturity exceeding three months are presented as investing activities, and short-term bank loans are recorded as financing activities.

42 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Notes — Additional information

36   Reconciliation to US GAAP (continued)

The application of the US GAAP described would have resulted in the following adjustments:

DKK million	2003	2002	2001	2000	1999

Adjustments to net turnover:
Net turnover in accordance with Danish GAAP	26,541	25,187	23,776	20,811	16,423
a) Rebates	(397)	(378)	(391)	(326)	(217)

Net turnover in accordance with US GAAP	26,144	24,809	23,385	20,485	16,206

Adjustments to net profit:
Net profit in accordance with Danish GAAP	4,858	4,095	3,865	3,087	2,001
b) Employee shares	—	(56)	(213)	—	(90)
c) Options and share-based awards	(68)	(20)	(27)	(93)	—
d) Financial instruments	164	346	(139)	327	73
e) Restructuring costs	—	—	—	(125)	125
f) Unrealised capital gain on investments in research and development companies	(85)	(236)	(48)	(19)	—
g) Goodwill on investments in research and development companies	—	—	(60)	—	—
h) Goodwill amortisation and impairment losses, Danish GAAP	37	88	—	—	—
i) Intangible assets amortisation, US GAAP	(6)	(6)	—	—	—
Tax on the above-mentioned differences between Danish GAAP and US GAAP	(35)	34	114	(29)	(43)

Net profit from continuing operations in accordance with US GAAP	4,865	4,245	3,492	3,148	2,066
j) Net profit from discontinued operations (Novozymes)	—	—	—	408	392

Net profit in accordance with US GAAP	4,865	4,245	3,492	3,556	2,458

Adjustments to shareholders’ funds:
Shareholders’ funds in accordance with Danish GAAP	25,224	22,928	20,137	16,981	15,876
e) Restructuring costs	—	—	—	—	125
g) Goodwill on investments in research and development companies	—	—	(60)	—	—
h) Goodwill amortisation and impairment losses, Danish GAAP	65	28	—	—	—
i) Intangible assets amortisation, US GAAP	(12)	(6)	—	—	—
j) Net assets of discontinued operations according to US GAAP	—	—	—	3,758	3,350
j) Net assets of discontinued operations — dividend to shareholders	—	—	—	(3,758)	—
Tax arising from the difference between Danish GAAP and US GAAP	(11)	(5)	—	(105)	(40)

Shareholders’ funds in accordance with US GAAP	25,266	22,945	20,077	16,876	19,311

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 43

Notes — Additional information

36   Reconciliation to US GAAP (continued)

DKK million	2003	2002	2001	2000	1999

Adjustments to Balance sheet:
Total assets in accordance with DK GAAP	34,394	31,496	28,905	24,920	23,082
Intangible fixed assets	53	22	—	—	—
Fixed asset investments	—	—	(60)	—	—
Net assets of discontinued operations	—	—	—	—	3,350

Total assets in accordance with US GAAP	34,447	31,518	28,845	24,920	26,432

Total liabilities in accordance with DK GAAP	9,170	8,568	8,768	7,939	7,036
Provisions	11	5	—	105	—
Short-term liabilities	—	—	—	—	85

Total liabilities in accordance with US GAAP	9,181	8,573	8,768	8,044	7,121

Earnings per share/ADR from continued operations in accordance with US GAAP in DKK	14.26	12.24	10.10	9.01	5.78
Earnings per share/ADR diluted from continued operations in accordance with US GAAP in DKK	14.16	12.23	10.03	8.98	5.69
Earnings per share/ADR in accordance with US GAAP in DKK	14.26	12.24	10.10	10.18	6.87
Earnings per share/ADR diluted in accordance with US GAAP in DKK	14.16	12.23	10.03	10.14	6.76
Earnings per ADR from continued operations in USD *)	2.39	1.73	1.20	1.12	0.72
Earnings per ADR from continued operations diluted in USD *)	2.38	1.73	1.19	1.12	0.71
Earnings per ADR in accordance with US GAAP in USD *)	2.39	1.73	1.20	1.27	0.85
Earnings per ADR diluted in accordance with US GAAP in USD *)	2.38	1.73	1.19	1.26	0.84
Dividend per share/ADR in DKK	4.40	3.60	3.35	2.65	1.95
Dividend per ADR in USD **)	0.74	0.51	0.39	0.32	0.25

*)	For translation into USD, the exchange rate at 31 December is used.

**)	Dividends are translated at Danmarks Nationalbanks (the central bank of Denmark) official exchange rate on the respective payment dates, for 1999-2002. For 2003 proposed dividend is translated using the exchange rate per 31 December 2003 (USD 1 = DKK 5.9576).

44 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Financial definitions

ADRs

American Depositary Receipts.

Number of shares outstanding

The number of shares outstanding is the total number of shares excluding the holding of own shares.

Cash/earnings

Free cash flow as a percentage of net profit.

Earnings per share (EPS)

Net profit divided by the average number of shares outstanding.

Earnings per share diluted

Net profit divided by the sum of average number of shares outstanding including number of share options ‘in the money’.

Effective tax rate

Income taxes as a percentage of profit before taxation.

Equity ratio

Shareholders’ funds at year-end as a percentage of the sum of total liabilities and shareholders’ funds at year-end.

Gross margin

Gross profit as a percentage of net turnover.

Market capitalisation

Total number of shares outstanding at year-end multiplied by the quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange.

Net profit margin

Net profit as a percentage of net turnover.

Operating profit (EBIT)

Earnings before interest and tax.

Operating profit margin

Operating profit (EBIT) as a percentage of net turnover.

Payout ratio

Total dividends for the year as a percentage of net profit.

Price/earnings

The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange divided by earnings per share.

Quoted price at year-end for ADRs

The quoted (closing) price at year-end for Novo Nordisk’s ADRs on the New York Stock Exchange.

Quoted price at year-end for B shares

The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange.

Return on shareholders’ funds

Net profit as a percentage of average shareholders’ funds (the sum of shareholders’ funds at the beginning of the year and at year-end divided by two).

ROIC (return on invested capital)

Operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible and intangible assets less non-interest bearing liabilities including provisions (the sum of above assets and liabilities at the beginning of the year and at year-end divided by two).

Weighted Average Cost of Capital (WACC)

WACC states the company’s average cost of capital considering the capital structure.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 45

Companies in the Novo Nordisk Group

						Activity

					Percentage		Sales and	Research and	Services/
		Year of incorporation /		Issued share capital /	of shares	Production	Marketing	Development	Finance
	Country	acquisition		paid-in capital	owned	•	•	•	•

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	709,388,320	–	•	•	•	•
Subsidiaries by region
Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		•
SA Novo Nordisk Pharma NV	Belgium	1974	EUR	2,559,501	100		•
Novo Nordisk sro	Czech Republic	1997	CZK	14,500,000	100		•
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	100,500,000	100				•
Novo Nordisk Farma OY	Finland	1972	EUR	420,470	100		•
Novo Nordisk Pharmaceutique SA	France	1959	EUR	37,987,000	100	•	•
Hermedico GmbH	Germany	1995	EUR	25,565	100				•
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		•
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100		•
Novo Nordisk Limited	Ireland	1978	EUR	635	100		•
Home Care srl	Italy	1995	EUR	10,400	100		•
Novo Nordisk Farmaceutici SpA	Italy	1980	EUR	516,500	100		•
Novo Nordisk Farma BV	Netherlands	1983	EUR	61,155	100		•
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		•
Novo Nordisk Comércio Produtos Farmacêuticos Ltda	Portugal	1984	EUR	250,000	100		•
Novo Nordisk Pharma SA	Spain	1978	EUR	1,502,500	100		•
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		•
Novo Nordisk Health Care AG	Switzerland	2000	CHF	158,325,000	100		•	•	•
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		•
Novo Nordisk Holding Ltd	United Kingdom	1977	GBP	2,802,130	100				•
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		•
North America
Novo Nordisk Canada Inc	Canada	1983	CAD	200	100		•
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				•
Novo Nordisk of North America Inc	United States	1988	USD	283,835,600	100				•
Novo Nordisk Pharmaceutical Industries Inc	United States	1991	USD	55,000,000	100	•
Novo Nordisk Pharmaceuticals Inc	United States	1982	USD	2,000	100		•
Japan & Oceania
Novo Nordisk Pharmaceuticals Pty Ltd	Australia	1985	AUD	500,001	100		•
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	500,000	100				•
Nippon Novo Ltd	Japan	1979	JPY	10,000,000	100				•
Novo Nordisk Pharma Ltd	Japan	1980	JPY	2,104,000,000	100	•	•
Novo Nordisk Pharmaceuticals Ltd	New Zealand	1990	NZD	1,000,000	100		•

46 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Companies in the Novo Nordisk Group

						Activity

					Percentage		Sales and	Research and	Services/
		Year of incorporation /		Issued share capital /	of shares	Production	Marketing	Development	Finance
	Country	acquisition		paid-in capital	owned	•	•	•	•

International Operations
Aldaph SpA	Algeria	1994	DZD	423,000,000	100		•
Novo Nordisk Pharma Argentina SA	Argentina	1997	ARS	7,465,150	100		•
Novo Nordisk Produsao Farmacêutica Do Brasil	Brazil	2002	BRL	17,899,380	100	•	•
Novo Nordisk Farmacêutica do Brasil Ltda	Brazil	1990	BRL	29,823,813	100		•
Novo Nordisk (China) Pharmaceuticals Co, Ltd	China	1994	CNY	165,957,192	100	•	•
Novo Nordisk Pharmaceuticals A/S	Denmark	1974	DKK	1,001,000	100				•
Novo Nordisk Region International Operation A/S	Denmark	2002	DKK	10,000,000	100				•
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100				•
Novo Nordisk Hungária Kft	Hungary	1996	HUF	371,000,000	100		•
Novo Nordisk India Private Ltd	India	1994	INR	265,000,000	100		•
PT Novo Nordisk	Indonesia	2003	IDR	827,900,000	100		•
Novo Nordisk Ltd	Israel	1997	ILS	100	100		•
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100		•
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100		•
Novo Nordisk Pharma Sp zoo	Poland	1996	PLN	29,021,000	100		•
Novo Nordisk Limited Liability Company	Russia	2003	RUB	1,600,000	100		•
Novo Investment Pte Ltd	Singapore	1994	SGD	12,000,000	100				•
Novo Nordisk Asia Pacific Pte Ltd	Singapore	1997	SGD	2,000,000	100		•
Novo Nordisk Pharma (Singapore) Pte Ltd	Singapore	1997	SGD	200,000	100		•
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100	•	•
Novo Nordisk Properties (Pty) Ltd	South Africa	2001	ZAR	1	100				•
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100		•
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100		•
Novo Nordisk Pharma (Thailand) Ltd	Thailand	1983	THB	15,500,000	49		•
Novo Nordisk Saglik Ürünleri Tic Ltd Sti (in million)	Turkey	1993	TRL	25,296,300	100		•
Other subsidiaries
Novo Nordisk Engineering (Tianjin) Co, Ltd	China	1995	CNY	1,662,940	100				•
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	•	•
NNIT A/S	Denmark	1998	DKK	1,000,000	100				•
Novo Nordisk Engineering A/S	Denmark	1989	DKK	500,000	100				•
Novo Nordisk Invest 1 A/S	Denmark	1984	DKK	36,000,000	100				•
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100				•
NNS Sikring A/S	Denmark	1998	DKK	1,000,000	100				•
Novo Nordisk Engineering AB	Sweden	2003	SEK	100,000	100				•
Novo Nordisk Engineering US Inc	United States	2003	USD	300,000	100				•
Associated companies *)
DakoCytomation A/S	Denmark	1992	DKK	77,207,576	26	•	•	•
Ferrosan A/S	Denmark	1986	DKK	121,827,000	30	•	•	•
ZymoGenetics Inc	United States	1988	USD	498,602,350	35			•
Aradigm Corporation	United States	2001	USD	62,751,196	12			•

*)	Percentage of shares owned is diluted with outstanding share options ‘in the money’.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 47

Summary of the Group 1999 – 2003

Key figures in DKK (million)	1999	2000	2001	2002	2003

Net turnover	16,423	20,811	23,776	25,187	26,541
Net turnover by business segments:
Insulin analogues	—	143	462	1,198	2,579
Human insulin and insulin-related sales	11,049	13,348	14,761	14,836	14,704
Oral antidiabetic products (OAD)	728	1,087	1,401	1,631	1,440
Diabetes care total	11,777	14,578	16,624	17,665	18,723
Haemostasis management (NovoSeven®)	1,313	2,270	3,096	3,621	3,875
Growth hormone therapy	1,721	2,107	2,164	2,131	2,220
Hormone replacement therapy	1,130	1,306	1,435	1,342	1,331
Other products	482	550	457	428	392
Biopharmaceuticals total	4,646	6,233	7,152	7,522	7,818
Net turnover by geographic segments:
Europe	7,796	9,189	10,605	10,993	11,743
North America	2,769	4,114	5,277	5,913	6,359
Japan & Oceania	3,761	4,697	4,498	4,239	4,210
International Operations	2,097	2,811	3,396	4,102	4,229

Licence fees and other operating income (net)	962	571	867	994	1,121
Operating profit (EBIT)	3,527	4,816	5,614	5,979	6,384
Net financials	(178)	24	416	321	999
Profit before taxation	3,349	4,840	6,030	6,300	7,383
Income taxes	1,348	1,753	2,165	2,205	2,525
Net profit	2,001	3,087	3,865	4,095	4,858

Cash and current asset investments	3,442	3,845	3,062	1,738	3,090
Total assets	23,082	24,920	28,905	31,496	34,394
Total short-term liabilities	5,045	5,621	6,139	6,133	6,820
Total long-term liabilities	2,161	2,318	2,629	2,435	2,350
Shareholders’ funds	15,876	16,981	20,137	22,928	25,224

Investments in tangible fixed assets (net) **)	1,265	2,141	3,846	4,011	2,312
Investments in intangible assets and fixed asset investments (net)	29	(22)	288	81	11
Free cash flow	1,533	2,712	186	497	3,846
Net cash flow	1,777	560	(759)	(1,029)	1,452

Ratios
Turnover in percent:
Insulin analogues	0.0%	0.7%	1.9%	4.8%	9.7%
Human insulin and insulin-related sales	67.3%	64.1%	62.1%	58.9%	55.4%
Oral antidiabetic products (OAD)	4.4%	5.2%	5.9%	6.5%	5.4%
Diabetes care total	71.7%	70.0%	69.9%	70.1%	70.5%
Haemostasis management (NovoSeven®)	8.0%	10.9%	13.0%	14.4%	14.6%
Growth hormone therapy	10.5%	10.1%	9.1%	8.5%	8.4%
Hormone replacement therapy	6.9%	6.3%	6.1%	5.3%	5.0%
Other products	2.9%	2.7%	1.9%	1.7%	1.5%
Biopharmaceuticals total	28.3%	30.0%	30.1%	29.9%	29.5%
Sales outside Denmark in percent of net turnover	98.8%	98.8%	99.2%	99.2%	99.3%
Sales and distribution costs in percent of net turnover	29.3%	30.1%	30.3%	29.7%	29.4%
Research and development costs in percent of net turnover	16.7%	16.3%	16.7%	16.4%	15.8%
Administrative expenses in percent of net turnover	10.5%	9.0%	7.8%	7.7%	7.0%
Gross margin *)	74.3%	75.8%	74.9%	73.7%	72.0%
Operating profit margin *)	21.5%	23.1%	23.6%	23.7%	24.1%
Growth in operating profit *)	20.3%	36.5%	16.6%	6.5%	6.8%
Growth in operating profit, three-year average *)	N/A	25.7%	24.5%	19.9%	10.0%
Net profit margin *)	12.2%	14.8%	16.3%	16.3%	18.3%
Effective tax rate *)	40.3%	36.2%	35.9%	35.0%	34.2%
Equity ratio *)	68.8%	68.1%	69.7%	72.8%	73.3%
Pay-out ratio *)	28.7%	29.7%	30.0%	30.4%	30.6%
Return on shareholders’ funds *)	12.6%	18.8%	20.8%	19.0%	20.2%
Change in market capitalisation	13.7%	56.2%	20.4%	(40.4%)	15.4%
ROIC *)	15.3%	22.0%	23.1%	20.1%	19.1%
Cash/earnings *)	76.6%	87.9%	4.8%	12.1%	79.2%
Cash/earnings three-year average *)	48.4%	66.5%	56.4%	34.9%	32.0%

48 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Summary of the Group 1999 – 2003

Key figures in EUR (million)	1999	2000	2001	2002	2003

Net turnover	2,206	2,795	3,194	3,383	3,564
Net turnover by business segments:
Insulin analogues	—	19	62	161	347
Human insulin and insulin-related sales	1,484	1,793	1,983	1,994	1,976
Oral antidiabetic products (OAD)	98	146	188	219	193
Diabetes care total	1,582	1,958	2,233	2,374	2,516
Haemostasis management (NovoSeven®)	176	305	416	485	520
Growth hormone therapy	231	283	291	287	298
Hormone replacement therapy	152	175	193	180	178
Other products	65	74	61	57	52
Biopharmaceuticals total	624	837	961	1,009	1,048
Net turnover by geographic segments:
Europe	1,047	1,234	1,425	1,470	1,577
North America	372	553	709	794	854
Japan & Oceania	505	631	604	569	565
International Operations	282	377	456	550	568

Licence fees and other operating income (net)	129	77	116	133	151
Operating profit (EBIT)	474	647	754	804	857
Net financials	(24)	3	56	42	135
Profit before taxation	450	650	810	846	992
Income taxes	181	235	291	295	339
Net profit	269	415	519	551	653

Cash and current asset investments	462	516	411	233	415
Total assets	3,101	3,347	3,883	4,231	4,620
Total short-term liabilities	678	755	825	824	916
Total long-term liabilities	290	311	353	327	316
Shareholders’ funds	2,133	2,281	2,705	3,080	3,388

Investments in tangible fixed assets (net) **)	170	288	517	539	309
Investments in intangible assets and fixed asset investments (net)	4	(3)	39	11	1
Free cash flow	206	364	25	67	517
Net cash flow	239	75	(102)	(138)	195

Share data
Earnings per share in DKK *)	5.60	8.84	11.18	11.81	14.24
Earnings per share diluted in DKK *)	5.59	8.82	11.10	11.72	14.14
Dividend per share in DKK	1.95	2.65	3.35	3.60	4.40
Price/earnings *)	31.77	32.24	30.59	17.36	16.92
Number of shares at year-end (million)	377.2	377.2	354.7	354.7	354.7
Number of shares outstanding at year-end (million)	354.5	345.5	346.7	345.3	338.2
Average number of shares outstanding (million) *)	357.5	349.2	345.7	346.7	341.2
Average number of shares outstanding incl share options ‘in the money’ (million)	357.9	350.2	348.2	349.3	343.5
Quoted price at year-end for B shares in DKK *)	178	285	342	205	241
Quoted price (high) for B shares during the year in DKK	182	368	393	340	254
Quoted price (low) for B shares during the year in DKK	120	168	277	168	171
Quoted price at year-end for ADRs in USD *)	23.45	35.40	40.10	28.90	40.96
Market capitalisation in DKK (million) *)	63,052	98,507	118,563	70,613	81,494
Earnings per share in accordance with US GAAP in DKK	6.87	10.18	10.10	12.24	14.26
Earnings per share diluted in accordance with US GAAP in DKK	6.76	10.14	10.03	12.23	14.16
Earnings per ADR in accordance with US GAAP in USD *)	0.85	1.27	1.20	1.73	2.39
Earnings per ADR diluted in accordance with US GAAP in USD *)	0.84	1.26	1.19	1.73	2.39
Employees
Total full-time employees at year-end	11,994	13,752	16,141	18,005	18,756
Denmark	7,409	8,767	10,127	11,104	11,414
Rest of Europe	1,935	1,999	2,292	2,361	2,430
North America	1,082	999	1,404	1,481	1,590
Japan & Oceania	825	771	787	811	867
International Operations	743	1,216	1,531	2,248	2,455

*)	For definitions, please refer to page 45.

**)	For 2002 Investments in tangible fixed assets (net) include fixed assets acquired in connection with the acquisition of Biobrás (DKK 104 million/EUR 14 million). Comparative figures for 1999 are derived from the consolidated accounts of the former Novo Nordisk Group (prior to the demerger) — all dividends are allocated to the continuing Novo Nordisk.

Key figures are translated into EUR as supplementary information – the translation is based on the exchange rate at the end of the year (EUR 1 = DKK 7.4446).

The figures in DKK (measurement currency) reflect the economic substance of the underlying events and circumstances of the Novo Nordisk group.

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 49

Quarterly figures 2002 and 2003 (unaudited)

	2002				2003

Key figures in DKK (million)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net turnover	5,481	6,553	6,445	6,708	6,106	6,524	6,703	7,208
Net turnover by business segments:
Insulin analogues	143	247	362	446	489	578	713	799
Human insulin and insulin-related sales	3,341	3,880	3,752	3,863	3,443	3,693	3,579	3,989
Oral antidiabetic products (OAD)	350	451	441	389	363	300	387	390
Diabetes care total	3,834	4,578	4,555	4,698	4,295	4,571	4,679	5,178
Haemostasis management (NovoSeven®)	800	926	909	986	926	997	1,011	941
Growth hormone therapy	450	548	555	578	521	553	539	607
Hormone replacement therapy	335	349	323	335	279	292	361	399
Other products	62	152	103	111	85	111	113	83
Biopharmaceuticals total	1,647	1,975	1,890	2,010	1,811	1,953	2,024	2,030
Net turnover by geographic segments:
Europe	2,420	2,816	2,794	2,903	2,723	2,935	2,920	3,165
North America	1,354	1,498	1,557	1,504	1,566	1,501	1,674	1,618
Japan & Oceania	879	1,119	1,051	1,190	907	1,030	1,082	1,191
International Operations	828	1,120	1,043	1,111	910	1,058	1,027	1,234
Gross profit	4,074	4,870	4,755	4,855	4,430	4,715	4,886	5,071
Sales and distribution costs	1,849	1,953	1,827	1,850	1,822	1,901	1,929	2,147
Research and development costs	950	1,023	1,063	1,103	977	1,005	1,052	1,159
Administrative expenses	452	455	464	580	464	416	485	482
Licence fees and other operating income (net)	427	167	117	283	153	226	216	526
Operating profit	1,250	1,606	1,518	1,605	1,320	1,619	1,636	1,809
Net financials	17	82	24	198	333	329	77	260
Profit before taxation	1,267	1,688	1,542	1,803	1,653	1,948	1,713	2,069
Income taxes	443	591	540	631	562	662	583	718
Minority interests	—	4	1	(5)	—	—	—	—
Net profit	824	1,101	1,003	1,167	1,091	1,286	1,130	1,351
Depreciation, amortisation and impairment losses	299	296	302	435	319	365	372	563
Total shareholders’ funds	19,782	21,153	22,000	22,928	22,158	23,159	24,037	25,224
Total assets	28,674	30,520	32,101	31,496	31,269	33,028	34,998	34,394
Ratios
Gross margin	74.3%	74.3%	73.8%	72.4%	72.6%	72.3%	72.9%	70.4%
Sales and distribution costs in percent of net turnover	33.7%	29.8%	28.3%	27.6%	29.8%	29.1%	28.8%	29.8%
Research and development costs in percent of net turnover	17.3%	15.6%	16.5%	16.4%	16.0%	15.4%	15.7%	16.1%
Administrative expenses in percent of net turnover	8.2%	6.9%	7.2%	8.6%	7.6%	6.4%	7.2%	6.7%
Operating profit margin	22.8%	24.5%	23.6%	23.9%	21.6%	24.8%	24.4%	25.1%
Equity ratio	69.0%	69.3%	68.5%	72.8%	70.9%	70.1%	68.7%	73.3%
Share data
Earnings per share/ADR (in DKK)	2.38	3.17	2.89	3.37	3.17	3.77	3.32	3.99
Earnings per share/ADR diluted (in DKK)	2.36	3.15	2.87	3.35	3.15	3.74	3.30	3.96
Average number of shares outstanding (million) — basic EPS	346.7	346.8	347.0	346.2	344.4	341.5	340.3	338.5
Average number of shares outstanding (million) — diluted EPS	349.8	349.4	349.4	348.5	346.7	343.8	342.6	340.9
Employees
Number of full-time employees at the end of the period	17,561	17,925	18,041	18,005	18,221	18,465	18,664	18,756

50 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Adoption of IFRS in 2004 (unaudited)

As of 1 January 2004, the accounting policies will be changed to comply with the requirements under International Financial Reporting Standards (IFRS). Based upon the current IFRS standards the change from the historically applied Danish GAAP to IFRS accounting policies will result in changes in the following areas:

a)	Accounting for associated R&D companies – Novo Nordisk’s share of profit or loss in associated research and development companies, including goodwill amortisation and impairment losses, is included in share of profit and loss in associated companies and is therefore no longer included in research and development costs. Novo Nordisk’s capital gains on dilution or sale of investments in associated research and development companies will be included in share of profit or loss in associated companies and therefore no longer in licence fees and other operating income (net). The method of calculating Novo Nordisk’s share of profit or loss in an associated company will be slightly changed.

b)	Market value of currency options – currency options hedging future cash flow are measured at market value at the balance sheet date. As a consequence of the strict hedging requirements, the current use of currency options does not qualify for cash flow hedge accounting. Value adjustments are therefore recognised in the profit and loss account under financial income or financial expenses.

c)	Provisions for pensions – Provisions for pension commitments and similar obligations are calculated in accordance with IAS 19. All actuarial gains and losses are recognised in the balance sheet at 1 January 2002 in accordance with IFRS 1.

d)	Borrowing costs – all interest expenses are recognised as an expense in the period in which they are incurred. Interest expenses on loans financing construction of major investments are no longer included in the cost of the assets.

e)	Rebates – certain rebates are reclassified from sales and distribution costs to net turnover.

f)	Long-term bonds – cash and cash equivalents consist of cash and current asset investments which at the date of acquisition had a maturity not exceeding three months. The cash flow from current asset investments, which at the date of acquisition had a maturity exceeding three months, is included in cash flow from investing activities.

g)	Deferred tax assets are presented as fixed assets and are no longer offset in provisions for deferred tax.

h)	Software – development costs of software in relation to major IT projects for internal use are reclassified from tangible to intangible fixed assets.

i)	Diluted earnings per share are calculated in accordance with IAS 33, which causes a change in the calculation of the dilutive effect.

j)	In the profit and loss account gains and losses on derivative financial instruments are no longer offset in the gains and losses of the hedged items. This has the effect that a foreign exchange loss of DKK 229 million (DKK 510 million in 2002) is reclassified from financial income to financial expenses.

k)	Other minor effects from adopting IFRS.

As changes to the current IFRS standards are expected in 2004, further changes to the accounting policies must be anticipated including changes in the areas of:

•	Share-based payments

•	Business combinations

•	Intangible assets

•	Financial instruments

To illustrate the effect of adopting IFRS in the Novo Nordisk Group the following restatements to IFRS have been prepared based upon the current IFRS standards. The restated IFRS figures comply with the requirements under IFRS including the “First-time adoption of IFRS” transition rules.

For 2003 the changes will have the following effect:

•	Operating profit has increased by DKK 114 million.

•	Net profit has increased by DKK 44 million.

•	Total assets at 31 December 2003 have increased by DKK 170 million.

•	Shareholders’ funds at 31 December 2003 have decreased by DKK 337 million.

•	Effect on key ratios is shown on page 53.

The letters a) to k) in the tables below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned above.

Effect of IFRS adoption for the profit and loss account

	2003			2002

	Current	IFRS		Current	IFRS
DKK million	GAAP	effect	IFRS	GAAP	effect	IFRS

Net turnover	26,541	(195)	26,346	25,187	(147)	25,040
Production costs	7,439	(38)	7,401	6,633	(39)	6,594

Gross profit	19,102	(157)	18,945	18,554	(108)	18,446
Sales and distribution costs	7,799	(196)	7,603	7,479	(136)	7,343
Research and development costs	4,193	(150)	4,043	4,139	(194)	3,945
Administrative expenses	1,847	(10)	1,837	1,951	—	1,951
Licence fees and other operating income (net)	1,121	(85)	1,036	994	(236)	758

Operating profit	6,384	114	6,498	5,979	(14)	5,965
Share of profit in associated R&D companies	—	(71)	(71)	—	45	45
Share of profit in other associated companies	12	—	12	27	—	27
Financial income	1,214	268	1,482	475	571	1,046
Financial expenses	227	242	469	181	536	717

Profit before taxation	7,383	69	7,452	6,300	66	6,366
Income taxes	2,525	25	2,550	2,205	17	2,222

Net profit	4,858	44	4,902	4,095	49	4,144

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 51

Adoption of IFRS in 2004 (unaudited)

Effect of IFRS adoption for the profit and loss account (continued)

DKK million	2003	2002

Operating profit — current GAAP	6,384	5,979
a) Accounting for associated R&D companies
— reclassification of share of profit or loss	150	194
a) Accounting for associated R&D companies
— reclassification of capital gain	(85)	(236)
c) Provisions for pensions	10	(11)
d) Borrowing costs — depreciation	38	38
k) Other	1	1

Operating profit — IFRS	6,498	5,965

DKK million	2003	2002

Profit before taxation — current GAAP	7,383	6,300
IFRS effect on operating profit, cf above	114	(14)
a) Accounting for associated R&D companies — reclassification of share of profit or loss	(150)	(194)
a) Accounting for associated R&D companies — increased share of profit or loss	(9)	(9)
a) Accounting for associated R&D companies — reclassification of capital gain	85	236
b) Market value of currency options	42	71
d) Borrowing costs — interest expenses as incurred	(10)	(14)
k) Other	(3)	(10)

Profit before taxation — IFRS	7,452	6,366

Effect of IFRS adoption for the balance sheet

	2003			2002

	Current	IFRS		Current	IFRS
DKK million	GAAP	effect	IFRS	GAAP	effect	IFRS

Intangible fixed assets	220	111	331	240	123	363
Tangible fixed assets	16,828	(486)	16,342	16,205	(524)	15,681
Investments in associated companies	1,009	31	1,040	1,202	47	1,249
Other fixed asset investments	80	—	80	77	2	79
Deferred tax assets	—	579	579	—	559	559
Stocks	6,531	—	6,531	5,919	—	5,919
Debtors	6,636	(65)	6,571	6,115	(91)	6,024
Current asset investments	1,828	—	1,828	315	—	315
Cash at bank and in hand	1,262	—	1,262	1,423	—	1,423

Total assets	34,394	170	34,564	31,496	116	31,612

Shareholders’ funds	25,224	(337)	24,887	22,928	(332)	22,596
Total liabilities	9,170	507	9,677	8,568	448	9,016

Total shareholders’ funds and liabilities	34,394	170	34,564	31,496	116	31,612

DKK million	2003	2002

Total assets — current GAAP	34,394	31,496
a) Accounting for associated R&D companies	31	47
c) Provisions for pensions	—	(43)
d) Borrowing costs	(382)	(410)
g) Deferred tax assets	548	559
k) Other	(27)	(37)

Total assets — IFRS	34,564	31,612

Total liabilities — current GAAP	9,170	8,568
g) Deferred tax assets	548	559
Changes to deferred tax as a result of the other changes to accounting policies	(101)	(142)
c) Provisions for pensions	52	14
k) Other	8	17

Total liabilities — IFRS	9,677	9,016

Shareholders’ funds — current GAAP	25,224	22,928
a) Accounting for associated R&D companies	31	47
b) Market value of currency options	(35)	(22)
c) Provisions for pensions	(36)	(42)
d) Borrowing costs	(268)	(287)
k) Other	(29)	(28)

Shareholders’ funds IFRS	24,887	22,596

52 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Adoption of IFRS in 2004 (unaudited)

Effect of IFRS adoption for the cash flow statement

	2003			2002

	Current	IFRS		Current	IFRS
DKK million	GAAP	effect	IFRS	GAAP	effect	IFRS

Cash flow from operating activities	6,159	(10)	6,149	4,881	(14)	4,867
Cash flow from investing activities *)	(2,313)	(1,506)	(3,819)	(4,384)	1,099	(3,285)

Free cash flow **)	3,846	(1,516)	2,330	497	1,085	1,582

Cash flow from financing activities	(2,394)	—	(2,394)	(1,526)	—	(1,526)

Net cash flow	1,452	(1,516)	(64)	(1,029)	1,085	56

Net change in cash and cash equivalents	1,435	(1,513)	(78)	(1,053)	1,087	34
Cash and cash equivalents at the beginning of the year	1,234	(315)	919	2,287	(1,402)	885

Cash and cash equivalents at the end of the year	2,669	(1,828)	841	1,234	(315)	919

DKK million	2003	2002

Cash flow from operating activities — current GAAP	6,159	4,881
d) Borrowing costs — cash flow effect of interest costs	(10)	(14)

Cash flow from operating activities — IFRS	6,149	4,867

Cash flow from investing activities — current GAAP	(2,313)	(4,384)
d) Borrowing costs — cash flow effect of interest costs	10	14
f) Long-term bonds	(1,513)	1,087
f) Long-term bonds — unrealised gains/losses	(3)	(2)

Cash flow from investing activities — IFRS	(3,819)	(3,285)

Cash and cash equivalents at the end of the year
— current GAAP	2,669	1,234
f) Long-term bonds — at the end of the year	(1,828)	(315)

Cash and cash equivalents at the end of the year — IFRS	841	919

*)
According to IFRS the cash flow from investments in long-term bonds (>three mths) is included in cash flow from investing activities. Excess liquidity is primarily invested in non-callable, high-rated, liquid bonds.

**)	The subtotal Free cash flow is not included in the cash flow statement under IFRS. Free cash flow excluding cash flow from long-term bonds will be calculated for the purpose of calculating the ratio Cash/earnings.

Effect of IFRS adoption for ratios

	2003		2002

	Current		Current
	GAAP	IFRS	GAAP	IFRS

Growth in operating profit (EBIT)	6.8%	8.9%	6.5%	3.5%
Operating profit margin	24.1%	24.7%	23.7%	23.8%
Return on invested capital (ROIC)	19.1%	19.7%	20.1%	20.5%
Cash/earnings, three-year average	32.0%	29.6%	34.9%	49.8%
Redefined Cash/earnings, three-year average *)	32.0%	31.8%	34.9%	33.3%
Earnings per share (DKK)	14.24	14.37	11.81	11.95
Earnings per share diluted (DKK)	14.14	14.35	11.72	11.93

*)	The ratio Cash/earnings is redefined so the cash flow from bonds with original maturity exceeding three months is excluded from the free cash flow used in the ratio. This leaves Cash/earnings and Free cash flow unaffected by the IFRS implementation, apart from the effect on Cash/earnings from the changes to net profit.

Effect of IFRS adoption for the quarterly financial reporting in 2003

DKK million	Q1	Q2	Q3	Q4

Operating profit — current GAAP	1,320	1,619	1,636	1,809
IFRS effect	77	46	50	(59)

Operating profit — IFRS	1,397	1,665	1,686	1,750

Net profit — current GAAP	1,091	1,286	1,130	1,351
IFRS effect	(18)	2	(2)	62

Net profit — IFRS	1,073	1,288	1,128	1,413

THE NOVO NORDISK GROUP	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003 53

Management Statement and Auditors’ Report

The Annual Financial Report does not include the Annual Accounts of the Parent Company, Novo Nordisk A/S. The Annual Accounts of the Parent Company, Novo Nordisk A/S, have been prepared in a separate document, which can be obtained upon request from Novo Nordisk A/S and is available at novonordisk.com.

The Annual Accounts of the Parent Company, Novo Nordisk A/S, form an integral part of the complete Annual Financial Report. The complete Annual Financial Report including the Annual Accounts of the Parent Company, Novo Nordisk A/S, will be filed with Erhvervs- og Selskabsstyrelsen where a copy also can be obtained.

The complete Annual Financial Report has the following Management Statement and Auditors’ Report:

STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT ON THE ANNUAL FINANCIAL REPORT

Today, the Board of Directors and Executive Management approved the Annual Financial Report of Novo Nordisk A/S for the year 2003. The Annual Financial Report has been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and the financial reporting requirements of the Copenhagen Stock Exchange. In our opinion, the accounting policies used are appropriate and the Annual Financial Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, shareholders’ funds, financial position, results and cash flows.

Gladsaxe, 4 February 2004

Executive Management:	Lars Rebien Sørensen	Jesper Brandgaard	Lars Almblom Jørgensen
	President and CEO	CFO

	Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:	Mads Øvlisen	Kurt Anker Nielsen	Kurt Briner
	Chairman	Vice chairman

	Johnny Henriksen	Niels Jacobsen	Ulf J Johansson

	Anne Marie Kverneland	Sten Scheibye	Stig Strøbaek

Jørgen Wedel

AUDITORS’ REPORT

We have audited the Annual Financial Report of Novo Nordisk A/S for 2003.

The Annual Financial Report is the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Annual Financial Report based on our audit.

Basis of opinion

We conducted our audit in accordance with international and Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Financial Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Financial Report. An audit also includes assessing the accounting policies used and significant estimates made by Management, as well as evaluating the overall Annual Financial Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any qualifications.

Opinion

In our opinion, the Annual Financial Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, shareholders’ funds, financial position at 31 December 2003 and of the results of the Group’s and the Company’s operations and consolidated cash flows for the financial year 2003 in accordance with the Danish Financial Statements Act and the financial reporting requirements of the Copenhagen Stock Exchange.

Gladsaxe, 4 February 2004

PricewaterhouseCoopers	Ernst & Young
Statsautoriseret Revisionsinteressentskab	Statsautoriseret Revisionsaktieselskab

Lars Holtug Danish State-Authorised Public Accountant	Ole B Neerup Danish State-Authorised Public Accountant

Mogens Nørgaard Mogensen Danish State-Authorised Public Accountant

54 CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	THE NOVO NORDISK GROUP

Corporate governance

Developments and proposals for 2004

During 2003 there was an increasing public focus on corporate governance. Financial scandals in the US led in 2002 to the adoption of the Sarbanes-Oxley Act focusing on financial reporting, internal control, auditing and corporate governance in general, and in 2003 the US Securities and Exchange Commission (SEC) finalised the detailed rulemaking under the Act. As a company listed on the New York Stock Exchange Novo Nordisk has implemented or is in the process of implementing the necessary processes and procedures primarily relating to administrative routines, financial reporting and auditing in order to comply with the rules.

     Novo Nordisk remains committed to general principles of good corporate governance involving transparency, accountability, openness, integrity and responsibility in our operations. In 2003 the company has further enhanced good governance standards at all levels of the organisation. The Novo Nordisk Way of Management supports such evolution. For information on the Novo Nordisk Way of Management, please see pages 10–11 of the Sustainability Report 2003.

Organisational structure

Novo Nordisk is organised under Danish law as a public limited liability company. Within the framework established by laws and regulations, shareholders have the ultimate authority over the company, and they exercise their right to make decisions affecting Novo Nordisk at general meetings. Further, the company has a two-tier board structure consisting of a Board of Directors and Executive Management. The Board of Directors, all non-executives, supervise the performance of the company, its management and organisation on behalf of the shareholders. It also participates in determining the company strategy. Executive Management, on the other hand, has responsibility for the company’s daily operations. The two bodies are separate, and no person serves as a member of both.

Shares and voting rights

The share capital in Novo Nordisk is divided into A shares and B shares. The A shares, which are solely owned by the Novo Nordisk Foundation via Novo A/S, have 10 votes per DKK 1 of the A share capital, whereas the B shares have one vote per DKK 1 of the B share capital. The A shares cannot be divested by Novo A/S or the Foundation. The voting power of the A shares represents 65.4% of the entire voting power in the company. The A shares cannot be sold and are not listed, but the B shares are listed on the Copenhagen and London stock exchanges, and on the New York Stock Exchange in the form of ADRs. Novo Nordisk is of the opinion that the current ownership structure with differentiated voting rights has been and continues to be appropriate and preferable for the long-term development of the company. A revocation of the current voting rights differentiation cannot be implemented as this would violate the Articles of Association of the Novo Nordisk Foundation as approved by the Danish foundation authorities. Novo Nordisk is not aware of the existence of any agreements between shareholders on the exercise on votes or control. For further information on shares please see page 58.

Shareholders’ general meeting

General meetings are called with approximately three weeks’ notice, and the agenda is accompanied by proxy forms enabling the shareholder to vote specifically on each item. The annual general meeting approves the annual financial report. Further, the general meeting elects four to ten directors, and, subject to applicability, one or two external auditing firms. All shareholders may attend the general meetings and ask questions, and Novo Nordisk strives to reply to all of them. Any proposal for resolution at the annual general meeting must be submitted by the shareholders in writing to the Board of Directors not later than 1 February of any given year.

The Board of Directors

The Board currently consists of ten directors. Seven are elected by shareholders at general meetings, and three are Novo Nordisk employees from Denmark, elected by Danish employees. Shareholder-elected directors have historically served for a three-year term and could be re-elected at the general meeting. At the Annual General Meeting in March 2004 the Board of Directors will propose that the term of office is reduced to one year in order to facilitate a more flexible succession process.

CORPORATE GOVERNANCE   55

Corporate governance

Continuity will still be ensured as the proposal will not affect the possibility of being re-elected. According to the Rules of Procedure of the Board of Directors, however, board members must retire at the first general meeting after having reached the age of 70. The aim is to compose a board consisting of persons who have such knowledge and experience that the Board can, in the best possible way attend to the interests of the shareholders, the employees and other stakeholders of the company. The Board actively contributes to developing the company as a focused global pharmaceutical company and supervises Executive Management in its decisions and operations. Executive search has been contributing to identify directors that meet such criteria. Descriptions of the qualifications of nominated candidates for the Board accompany the agenda of the general meeting. According to Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of directors elected at the general meeting. Thus, employees have among themselves elected three directors, each of whom serves for a four-year term as per the current legislation. For information on each director, please see page 60.

     The Board ordinarily meet seven times a year including a 2–3 day strategic session and the meetings held at the announcements of the financial results and the annual general meeting. All Board members attended all Board meetings in 2003. The Board ensures via a fixed annual calendar that it addresses the main tasks in a timely manner, as illustrated on Novo Nordisk’s homepage. Executive Management attend and may speak at the Board meetings ensuring that the Board is sufficiently informed of the operations of the company with the exception of agenda points reserved for the Board.

Chairmanship and board committees

The chairman and the deputy chairman constitute the chairmanship of the Board of Directors. They carry out a number of administrative tasks, such as the planning of board meetings to ensure an appropriate balance between determination of overall strategy and the financial and managerial supervision of the company. Other tasks include recommending the remuneration of board members and executives, suggesting potential new board members to be elected by the general meeting, and supervising the auditing of the company’s accounts. The Board has historically worked without permanent committees. In principle Novo Nordisk believes that each board member must have the opportunity to contribute actively to all discussions and have access to all relevant information, hence the limited number of board members. However, in line with international trends and in accordance with the Sarbanes-Oxley Act the Board will in March 2004 establish an Audit Committee, which will be responsible for a number of predefined tasks such as the oversight of the external auditors and procedures for handling complaints regarding financial reporting matters.

Executive Management

Executive Management is responsible for the day-to-day management of the company. It consists of the president and CEO, and five other executives. The Board of Directors is responsible for the appointment of Executive Management and their remuneration. Members of Executive Management must retire having reached the age of 62. Novo Nordisk has the tradition that the CEO acts as the external spokesperson on company matters. For information on each executive please see page 61.

Remuneration Policy

The Remuneration Policy is designed to attract, retain and motivate the board members and executives. Each board member receives a fixed fee per year at a competitive level. The total amount allocated for the remuneration of the board members is approved by the general meeting in connection with the approval of the annual financial report. Board members are not offered stock options, warrants or participation in other incentive schemes. Executive remuneration is evaluated against a Danish benchmark of large companies with international activities. The remuneration package is determined by the Board of Directors, and should align the interests of the executive with those of the shareholders. The remuneration package for 2003 to executives consisted of basic salary, including benefits in kind (at least 75% of total remuneration) and rewards for the achievement of annually predefined individual performance targets (up to 25% of total remuneration). In addition long-term benefits such as share options are granted when predefined overall business targets have been achieved. As from 2004 such granting of share options as long-term benefit will be replaced by a new performance-based incentive programme based on long-term value creation where Novo Nordisk B shares will annually be allocated to a shared bonus pool when predefined overall business-related targets have been achieved. The maximum annual allocation will be capped. Such a pool of shares may be paid out to the executives during a number of years. In relation to severance payment, the members of Executive Management are, in the event of termination by Novo Nordisk or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of up to 36 months’ salary plus pension contribution. For further information on board members’ and executives’ remuneration, please see page 37.

Assessment of the Board of Directors and Executive Management

An annual self-assessment procedure has been formalised to improve the performance of the Board of Directors and Executive Management. The process evaluates whether each Board member and member of the Executive Management participates actively in the Board discussions and contributes with independent judgement, and that the environment supports open discussion at Board meetings. The Board continuously assesses, formally once a year, the performance of each executive. The chairman also conducts an annual interview with each executive.

Risk management

Executive Management has responsibility for conducting the ongoing risk management process including risk identification, risk assessment and evaluation of risk probability within their areas of responsibility. Major risks of not achieving the company’s business objectives have been reported regularly to management. In 2003, Novo Nordisk upgraded the internal risk re-

56   CORPORATE GOVERNANCE

porting structure which has formed the basis for the risk reporting set forth on page 8.

Internal control

The Board of Directors has overall responsibility for Novo Nordisk’s system of internal control. The company has an internal audit function, Group Internal Audit, which provides independent, objective assurance on the internal control environment. In order to ensure that the internal audit function is working independently of management, the vice president of Group Internal Audit reports quarterly to the Board chairmanship. Once a year, the Board conducts a review of the effectiveness of the Novo Nordisk Group’s system of internal control, including finance, operations and compliance. Among other things the review is based on reports from Group Internal Audit as well as the external auditors. Once a year, the external auditors issue a long-form audit report to the Board of Directors. It includes significant internal control weaknesses identified during the audit, if any. In addition a more detailed management report on internal controls and accounting issues is provided to Executive Management. Novo Nordisk is currently in the process of improving the documentation and optimising functionality for the internal control system related to the financial reporting thereby enabling the company to report on the effectiveness of the internal financial control system as from 2005.

Audit

In line with the current requirement for listed Danish companies, the annual general meeting elects one or two independent auditing firms, as applicable, who act in the interest of the shareholders, as well as the public in general. The auditors report significant findings directly to the Board at Board meetings and in the audit book. The chairmanship supervises the annual audit process which includes a direct meeting between the chairmanship and the auditors. In order to safeguard independence and objectivity the Board pre-approves services to be provided by the principal auditor. Further the principal auditor is restricted from providing certain non-audit services and as from 2004 the lead partner is required to rotate every five years.

Corporate governance codes

Novo Nordisk is in general in compliance with the codes of good corporate governance designated by stock exchanges in Copenhagen, New York and London where the Novo Nordisk B shares/ADRs are listed. Novo Nordisk’s corporate governance practices differ from such codes in the following significant ways:

Copenhagen Stock Exchange
– Nørby Committee recommendations (2001).
Current reporting is based on Danish GAAP with reconciliation to US GAAP while Novo Nordisk will be applying International Financial Reporting Standards (IFRS) as from January 2004. One Board member has been in office for more than nine years, because he also served as Board member during his 19-year term as chief executive officer of Novo Nordisk. Seven of the Board members are elected by the general meeting, ensuring that the Board of Directors has an age composition which allows for succession and continuity.

New York Stock Exchange
– Corporate Governance Standards (2003).
The majority of shareholder-elected Board members is independent (as defined in the code). The employees have however elected three Board members in accordance with Danish law. The Board currently has no board committees, but the chairmanship serve as nominating/corporate governance committee as well as remuneration committee. While the whole Board in 2003 in principle served as audit committee, in line with international trends the Board will in March 2004 establish an Audit Committee.

London Stock Exchange
– the Combined Code (2003).
The chairman is not considered independent (as defined in the code). The majority of shareholder-elected board members is independent. The employees have however elected three board members in accordance with Danish law. The Board has no board committees (see above). Long-term incentive schemes for Executive Management are approved by the Board. The principles for incentive schemes are described in the annual financial report, to be approved by the shareholders, and are presented at the general meeting.

     For more information on Novo Nordisk’s compliance with the applicable codes, please see novonordisk.com.

CORPORATE GOVERNANCE   57

Shareholder information

Novo Nordisk’s B shares are quoted on the stock exchanges in Copenhagen and London and on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) with the ticker code ‘NVO’. The B shares are traded in units of DKK 2. The ratio of Novo Nordisk B shares to ADRs is 1:1 (one B share to one ADR). The B shares are issued to the bearer but may upon request be registered in the holder’s name in Novo Nordisk’s register of shareholders. Each holding of DKK 2 of the A share capital carries 20 votes. Each holding of DKK 2 of the B share capital carries 2 votes.

     The turnover of Novo Nordisk’s B shares on the Copenhagen Stock Exchange amounted to DKK 55.6 billion in 2003. The share price ended the year at DKK 241, compared with a price at year-end 2002 of DKK 205. The market value of Novo Nordisk’s outstanding share capital was DKK 72.4 billion at the end of 2003. During 2003, the price of Novo Nordisk’s B shares rose by 18% and the Novo Nordisk share was one of the most traded stocks on the Copenhagen Stock Exchange. This compares to an increase in the Dow Jones European Healthcare index of 9.06%. The price of Novo Nordisk ADRs listed on the New York Stock Exchange measured in USD increased by 42%. This compares to an increase in the Dow Jones US Healthcare index of 17.77%.

Share ownership

Novo Nordisk’s share capital is DKK 709,388,320, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 601,901,120. Novo Nordisk’s A shares are non-listed shares and held by Novo A/S (based in Gladsaxe, Denmark), a private limited Danish company which is 100% owned by the Novo Nordisk Foundation (based in Gentofte, Denmark). The sale of A shares is restricted by the by-laws of the Foundation. In addition, Novo A/S holds DKK 81,498,580 B share capital. Holding 26.7% of the total share capital, Novo A/S controls 70.4% of the total number of votes. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2003 were distributed as shown in the pie charts above. At that point in time 87% of the total share capital was included in Novo Nordisk’s register of shareholders. At the end of 2003 Novo Nordisk has more than 75,000 shareholders and the free-float is 68%.

Form 20-F

Copies of the Form 20-F Report for 2002 filed in March 2003 with the US Securities and Exchange Commission can be obtained upon request from Novo Nordisk Pharmaceuticals, Inc. The Form 20-F Report for 2003 is expected to be filed before the end of February 2004.

Payment of dividends

Shareholders resident in Denmark will – unless they are tax exempt – receive their dividend in DKK with the statutory deduction of 28% Danish tax. Shareholders resident outside of Denmark will receive their dividend in DKK with the statutory deduction of 28% Danish tax. ADR holders will receive their dividend in USD with the statutory deduction of 28% Danish tax. If the holder is resident in the US or Canada the deduction might be reduced to 15%. Shareholders resident in countries outside of Denmark are eligible for a refund of dividend tax de-

58   SHAREHOLDER INFORMATION

ducted in Denmark subject to the double taxation conventions in force between Denmark and the countries concerned. US and UK resident shareholders may apply to the Danish authorities for a refund of dividend tax in excess of 15%. Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracing of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase Bank
PO Box 43013
Providence, RI 02940-3013
USA
Tel +1 781 575 4328
Fax +1 781 575 4082

For the fiscal year 2003, the dividend payments for Novo Nordisk shares were as illustrated in the table below.

	A shares	B shares	ADRs
Dividend payment	DKK 2	DKK 2

	DKK 4.40	DKK 4.40	USD 0.74

Novo Nordisk does not pay dividend on its own holding of treasury shares. The proposed dividend for 2003 is DKK 4.40 for each Novo Nordisk B share of DKK 2 and for each Novo Nordisk A share of DKK 2.

Internet

Novo Nordisk’s homepage for investors can be found at novonordisk.com. It includes historic and updated information about Novo Nordisk’s activities: press releases from 1995 and onwards, financial results, investor presentations, background information, recent annual reports and accounts, parent company accounts, and sustainability reports.

Investor Relations

Novo Nordisk A/S
Novo Allé
2880 Bagsvaerd
Denmark

Peter Haahr	Tel +45 4442 1207 E-mail pehr@novonordisk.com

Palle Holm Olesen	Tel +45 4442 6175 E-mail phoo@novonordisk.com FAX+45 4443 6633

In North America:
Novo Nordisk Pharmaceuticals, Inc
100 College Road West
Princeton, New Jersey 08540 USA

Christian Kanstrup	Tel+1 609 919 7937 E-mail cka@novonordisk.com

Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts, and tracing of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase Bank
PO Box 43013
Providence, RI 02940-3013
USA
Tel +1 781 575 4328
Fax +1 781 575 4082

Financial calendar for 2004

Annual General Meeting			16 March

Dividend	Ex-dividend	B shares	17 March
		ADRs	17 March
	Record date	B shares	19 March
		ADRs	19 March
	Payment	B shares	22 March
		ADRs	29 March
Announcement of financial results
First three months			30 April
Half year			11 August
Nine months			27 October
Full year			28 January 2005

SHAREHOLDER INFORMATION   59

Board of Directors

Clockwise from top left: Stig Strøbæk, Johnny Henriksen, Mads Øvlisen, Kurt Anker Nielsen, Ulf J Johansson, Jørgen Wedel, Anne Marie Kverneland, Sten Scheibye, Kurt Briner and Niels Jacobsen.

Mads Øvlisen, chairman
Mads Øvlisen is chairman of the Board of Novo Nordisk A/S. Former president and chief executive officer of Novo Nordisk, Mr Øvlisen became chairman of the Board in November 2000. Mr Øvlisen is also chairman of the Board of the Danish Royal Theatre (2000), and chairman of the Board of LEGO A/S (a member of the board since 1990, chairman since 1996) and a member of the Board of the Wanås Foundation, Sweden. Mr Øvlisen was made Knight of first degree of the Dannebrog in 1997 and holds the Italian Order of Merit (It.F.3). He is adjunct professor of corporate social responsibility at the Copenhagen Business School. Mads Øvlisen was elected to the Board of Novo Nordisk A/S (initially in the former Novo Industri A/S) in 1981 and has been re-elected since for subsequent three-year periods. Mr Øvlisen’s term as a board member expires in March 2004. Mr Øvlisen is a Danish national, born on 9 March 1940.

Kurt Anker Nielsen, vice chairman
Kurt Anker Nielsen is vice chairman of the Board of Novo Nordisk A/S and former CEO of Novo A/S. He serves as vice chairman of the Boards of Novo Nordisk A/S and Novozymes A/S and as a board member of Novo A/S, DakoCytomation A/S, ZymoGenetics, Inc, Coloplast A/S and TDC A/S. Kurt Anker Nielsen was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Nielsen’s term as a board member expires in March 2005. Mr Nielsen is a Danish national, born on 8 August 1945.

Kurt Briner
Kurt Briner works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, Equity4Life AG, OM Pharma, Progenics Pharmaceuticals Inc and a member of the Supervisory Board of Altana Pharma GmbH. In 1988 he was promoted president & CEO of Sanofi Pharma – a position he held until 1998. He has been chairman of the European Federation of Pharmaceutical Industries and Associations, Brussels (EFPIA). Kurt Briner was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Briner’s term as a board member expires in March 2005. Mr Briner is a Swiss national, born on 18 July 1944.

Johnny Henriksen
Johnny Henriksen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since March 2002. He joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply. Johnny Henriksen’s term as a board member expires in March 2006. Mr Henriksen is a Danish national, born on 19 April 1950.

Niels Jacobsen
Since 1998, Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S, an industrial group in the hearing healthcare field. Mr Jacobsen is a board member of Højgaard Holding A/S, Nielsen & Nielsen Holding A/S, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S and Hearing Instrument Manufacturers Patent Partnership A/S (chairman). Furthermore, Mr Jacobsen holds a seat on The Central Board of the Confederation of Danish Industries. Niels Jacobsen was elected to the Board of Novo Nordisk A/S in November 2000 and re-elected in March 2003. Mr Jacobsen’s term as a board member expires in March 2006. Mr Jacobsen is a Danish national, born on 31 August 1957.

Ulf J Johansson
In 1990 Ulf Johansson founded and became chairman of Europolitan Holdings AB, a GSM mobile telephone operator in Sweden, which was publicly listed from 1994 to 2003. Since 1990 Mr Johansson has been a member of the Royal Swedish Academy of Engineering Sciences. He is chairman of the Boards of Directors of Europolitan Vodafone AB (formerly Europolitan Holdings AB), Acando Frontec AB, Zodiak Venture AB, Spirea AB and Eurostep Group AB. He is also a board member of Novo A/S and Trimble Navigation Ltd and was chairman of the University Board of the Royal Institute of Technology, Stockholm from 1998 to 2003. Ulf Johansson was elected to the Board of Novo Nordisk A/S in March 1998 and was re-elected in March 2001. Mr Johansson’s term as a board member expires in March 2004. Mr Johansson is a Swedish national, born on 21 August 1945.

Anne Marie Kverneland
Anne Marie Kverneland has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since November 2000. Ms Kverneland works as a laboratory technician in Discovery. Anne Marie Kverneland has been re-elected by the employees in March 2002 and her term as a board member expires in March 2006. Ms Kverneland is a Danish national, born on 24 July 1956.

Sten Scheibye
Sten Scheibye has been since 1995 the CEO of Coloplast A/S, Denmark. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus. Besides being appointed member of the Board of Directors of various Coloplast companies, Sten Scheibye is a member of the Board of Directors of Danske Bank A/S. Mr Scheibye was elected to the Board of Novo Nordisk A/S in March 2003 and his term as a board member expires in March 2006. He is a Danish national, born on 3 October 1951.

Stig Strøbæk
Stig Strøbæk has been an employee-elected member of the Board of Directors of Novo Nordisk A/S and of the Board of Governors of the Novo Nordisk Foundation since 1998. Mr Strøbæk is presently working in Product Supply as an electrician. Stig Strøbæk has been re-elected by the employees in March 2002 and his term as a board member expires in March 2006. Mr Strøbæk is a Danish national, born on 24 January 1964.

Jørgen Wedel
Prior to his retirement in 2001, Jørgen Wedel was executive vice president of the Gillette Company. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. Jørgen Wedel was elected to the Board of Novo Nordisk A/S in November 2000 and re-elected in March 2003. Mr Wedel’s term as a board member expires in March 2006. Mr Wedel is a Danish national, born on 10 August 1948.

60   BOARD OF DIRECTORS

Executive Management

Clockwise from top left: Lars Rebien Sørensen, Jesper Brandgaard, Lars Almblom Jørgensen, Mads Krogsgaard Thomsen, Lise Kingo and Kåre Schultz.

Lars Rebien Sørensen
Lars Rebien Sørensen is president and chief executive officer (CEO) of Novo Nordisk A/S. He joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed member of Corporate Management in May 1994, and was given the special responsibility in Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000. Lars Rebien Sørensen is a member of the Board of Scandinavian Airlines System AB and ZymoGenetics, Inc. He is a Danish national, born on 10 October 1954. Lars Rebien Sørensen has a Master’s degree in forestry from The Royal Veterinary and Agricultural University in Denmark in 1981, and a BSc in International Economics from the Copenhagen Business School in 1983.

Jesper Brandgaard
Jesper Brandgaard is executive vice president and chief financial officer (CFO), Novo Nordisk A/S. He joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance. Mr Brandgaard was appointed CFO in November 2000. Jesper Brandgaard serves as chairman of the Boards of NNE A/S and NNIT A/S. He is a Danish national, born on 12 October 1963. Jesper Brandgaard holds an MSc in Economics and Auditing (1990) as well as a Master of Business Administration (1995) both from the Copenhagen Business School.

Lars Almblom Jørgensen
Lars Almblom Jørgensen is executive vice president, quality, regulatory and business development*, Novo Nordisk A/S. He joined Novo Nordisk in 1980 as area manager for North America. In November 2000 Mr Jørgensen was appointed chief of operations. From March 2002 to December 2003 he was chief of staffs. Lars Almblom Jørgensen is a Danish national, born on 31 July 1948. Lars Almblom Jørgensen received his MSc (Econ) from the Copenhagen Business School in 1976.

Lise Kingo
Lise Kingo is executive vice president, people, reputation and relations*. She joined Novo Nordisk’s Enzymes Promotion in 1988 and worked over the years to build up the company’s Triple Bottom Line approach. In 1999 Ms Kingo was appointed corporate vice president, Stakeholder Relations. She was executive vice president, Stakeholder Relations from March 2002 to December 2003. Lise Kingo is a member of the Board of Business for Social Responsibility in the US and a core faculty member of HRH Prince of Wales Businesses and the Environment Programme. She is a Danish national, born on 3 August 1961. Lise Kingo holds a BA in Religions and Ancient Greek Art (1986, University of Aarhus, Denmark), a BCom in Marketing Economics (1991, the Copenhagen Business School) and an MSc (Responsibility and Business Practice) from the University of Bath, United Kingdom (2000).

Kåre Schultz
Kåre Schultz is executive vice president and chief operating officer (COO), Novo Nordisk A/S. He joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000 Mr Schultz was appointed chief of staffs. In March 2002 he took over the responsibility of COO. Kåre Schultz is a Danish national, born on 21 May 1961. Kåre Schultz holds an MSc (Economy) from the University of Copenhagen (1987).

Mads Krogsgaard Thomsen
Mads Krogsgaard Thomsen is executive vice president and chief science officer (CSO), Novo Nordisk A/S. He joined Novo Nordisk in 1991. Dr Thomsen was appointed CSO in November 2000. Mads Krogsgaard Thomsen sits on the editorial boards of three international journals and is a member of the Board of Directors of the Danish Technical University. He is a Danish national, born on 27 December 1960. Mads Krogsgaard Thomsen holds a Doctor of Veterinary Medicine degree from the Royal Veterinary and Agricultural University in Denmark in 1986, where he also obtained a PhD degree in 1989 and a DSc degree in 1991 and in 2000 became professor of pharmacology. He is president of the National Academy of Technical Sciences (ATV).

Senior Management Board
Jesper Bøving – Diabetes Active
Pharmaceutical Ingredients*
Mariann Strid Christensen – Quality
Eric Drapé – Diabetes Finished Products*
Klaus Ehrlich – Europe
Peter Bonne Eriksen – Regulatory Affairs
Torben Skriver Frandsen – NNIT
Jesper Høiland – International Marketing
Per Jansen – Novo Nordisk Servicepartner
Lars Guldbaek Karlsen – Global Development
Peter Kurtzhals – Discovery
Roger Moore – Japan & Oceania
Ole Ramsby – Legal Affairs
Witte Rijnberg – International Operations
Martin Soeters – North America
Kim Tosti – Devices and Sourcing*
Per Valstorp – Product Supply
Hans Ole Voigt – NNE

*as from 1 January 2004

EXECUTIVE MANAGEMENT   61

Novo Nordisk A/S
Novo Allé
2880 Bagsvaerd
Denmark

Tel +45 4444 8888
Fax +45 4449 0555

CVR No 24256790

novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 18 February 2004
Lars Rebien Sørensen, President and Chief Executive Officer